

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 225 4959



03029160

Our Ref : GCSS-EL/1899/03/L

SUPPL

6 August 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

PRIVATE & CONFIDENTIAL
BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED ("CDL"),
INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 28 July 2003 (*Notice of Substantial Shareholder's Interests*);
- 30 July 2003 (*Notice of Changes in Substantial Shareholders' Direct and Deemed Interests*);
- 31 July 2003 (*Joint News Release by Tuas Power and City Developments Limited – "Tenants from Nine CDL Properties Enjoy 5% Savings in Electricity Cost"*);
- 31 July 2003 (*Mandatory Unconditional Offer to acquire all the issued ordinary shares in the capital of Target Realty Limited ("TRL")*); and
- 4 August 2003 (*News Release – "Two Leading Property Developers in First Joint Venture to purchase Parkview Condo site for redevelopment*)

dlw 8/11

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

We also enclose herewith ONE (1) copy of the Offer Document dated 29 July 2003 in respect of the Mandatory Unconditional Offer by DBS Bank Ltd for and on behalf of CDL for all the shares in Target Realty Limited other than those already held by CDL, its related corporations or the respective nominees of CDL or its related corporations as at the date of the Offer.

Yours faithfully,



ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

EL/kw

MASNET No. 6 OF 23.07.2003
Announcement No. 6

CITY DEVELOPMENTS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Davos Investment Holdings Private Limited ("Davos")
Date of notice to company:	28/07/2003
Date of change of interest:	25/07/2003
Name of registered holder:	Please refer to Note (1) below for the names of the registered holders
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Completion and registration of the transfers to Davos of an aggregate 33.59% of the issued share capital of Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), pursuant to which, Davos has deemed interest in the shares of the Company held by the abovenamed registered holders in which HLIH is in turn deemed to have an interest in, by virtue of Section 7 of the Companies Act, Chapter 50.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	0
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	N/A
No. of shares held before the transaction:	386,178,636
% of issued share capital:	48.211
No. of shares held after the transaction:	386,178,636
% of issued share capital:	48.211

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	386,178,636	0
% of issued share capital:	48.211	0
Total shares:	386,178,636	0

Note :

(1) Names of Registered Holders are set out in the attached file



Names of Registered Hold

(2) % of issued share capital is based on the Company's issued share capital of $400,510,862 divided into 801,021,724 shares of $0.50 each as at 25 July 2003

Submitted by Enid Ling Peek Fong, Company Secretary on 28/07/2003 to the SGX

Names of Registered Holders

(1) (a) Hong Leong Investment Holdings Pte. Ltd. ("HLIH")
(b) ABN AMRO Nominees Pte Ltd*
(c) Bank America Nominees (1993) Pte. Ltd.*
(d) DBS Nominees Pte Ltd*
(e) Citibank Nominees Singapore Pte Ltd*
(f) Overseas Union Bank Nominees Pte Ltd*
(g) Raffles Nominees (Pte) Limited*
(h) Singapore Nominees Private Limited*
(i) The Hongkong & Shanghai Banking Corporation Limited*
(*beneficiary : HLIH)

(2) SGI Investment Holdings Pte Ltd

(3) (a) Hong Leong Enterprises Pte. Ltd. ("HLE")
(b) Citibank Nominees Singapore Pte Ltd#
(c) Overseas Union Bank Nominees Pte Ltd#
(#beneficiary : HLE)

(4) Hong Leong Corporation Holdings Pte Ltd

(5) Island Holdings Pte. Ltd.

(6) United Industrial Paper Products Manufacturing Company (Private) Limited

(7) (a) Euroform (S) Pte. Limited ("Euroform")
(b) KB Nominees Pte Ltd^
(c) Singapore Nominees Private Limited^
(^beneficiary : Euroform)

(8) (a) NIN Investment Holdings Pte Ltd ("NIN")
(b) KB Nominees Pte Ltd**
(c) Singapore Nominees Private Limited**
(**beneficiary : NIN)

(9) Millennium Securities Pte Ltd

(10)(a)Hong Leong Holdings Limited ("HLH")
(b) Citibank Nominees Singapore Pte Ltd##
(c) Oversea-Chinese Bank Nominees Private Limited##
(d) United Overseas Bank Nominees Pte Ltd##
(e) The Hongkong & Shanghai Banking Corporation Limited##
(f) Mayban Banking Berhad##
(##beneficiary : HLH)

(11)(a) Interfab Private Limited ("IP")
(b) United Overseas Bank Nominees Pte Ltd^^
(^^beneficiary : IP)

(12) Hotel Orchid Limited

(13) Abbottin Properties Pte Limited

(14)(a) Gordon Properties Pte. Limited ("GP")
(b) DBS Nominees Pte Ltd***
(***beneficiary : GP)

(15)(a) Hong Realty (Private) Limited) ("HR")
(b) ABN AMRO Nominees Pte Ltd###
(c) Citibank Nominees Singapore Pte Ltd###
(d) Overseas Union Bank Nominees Pte Ltd###
(e) Bank of Tokyo-Mitsubishi, Ltd.###
(###beneficiary : HR)

(16)(a) Garden Estates (Pte.) Limited ("GE")
(b) Citibank Nominees Singapore Pte Ltd^^^
(c) Overseas Union Bank Nominees Pte Ltd^^^
(d) Oversea-Chinese Bank Nominees Private Limited^^^
(^^^beneficiary : GE)

(17) Falcon Properties Pte. Limited

(18) Singapore Cement Industrial Company (Private) Limited

MASNET No. 39 OF 30.07.2003
Announcement No. 39

CITY DEVELOPMENTS LIMITED

Notice Of Changes in Substantial Shareholders' Direct and Deemed Interests

Please refer to the attached files on the following substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the allotment of an aggregate 15,536,746 ordinary shares of $0.50 each in the Company to Hong Leong Investment Holdings Pte. Ltd., Hong Leong Holdings Limited, Hong Realty (Private) Limited, Hong Leong Corporation Holdings Pte Ltd, Hong Leong Enterprises Pte. Ltd., Garden Estates (Pte.) Limited, SGI Investment Holdings Pte Ltd, Gordon Properties Pte Ltd and Welkin Investments Pte Ltd (collectively the "Transferors") as consideration for the transfer of 120,409,779 shares of $0.05 each in Target Realty Limited to certain subsidiaries of the Company by the Transferors pursuant to a Share Transfer Agreement dated 25 June 2003:-

1) Hong Realty (Private) Limited



SS HR.p

2) Hong Leong Holdings Limited



SS HLH.p

3) Hong Leong Investment Holdings Pte. Ltd.



SS HLIH.p

4) Kwek Holdings Pte Ltd



SS KH.p

5) Davos Investment Holdings Private Limited



SS Davos.p

Submitted by Enid Ling Peek Fong, Company Secretary on 30/07/2003 to the SGX

NOTICE UNDER SECTION 83 OF THE COMPANIES ACT, CHAPTER 50 AND SECTION 137 OF THE SECURITIES AND FUTURES ACT

City Developments Limited (the "Company")

Name of Substantial Shareholder : Hong Realty (Private) Limited ("HR")

Date of notice to company : 30/7/2003

Date of change of interest (including deemed interest) : 28/7/2003

Circumstance giving rise to the change : (1) *Allotment of an aggregate 3,121,473 ordinary shares of $0.50 each in the Company ("New Shares") respectively to HR, Garden Estates (Pte.) Limited ("GE") and Gordon Properties Pte. Limited ("GP") (collectively the "Transferors") as consideration for the transfer of 24,191,413 shares of $0.05 each in Target Realty Limited ("Transfer Shares") to certain subsidiaries of the Company by the Transferors pursuant to a Share Transfer Agreement dated 25 June 2003 (the "Agreement").*

(2) HR has deemed interest in the New Shares held directly and/or beneficially by GE and GP by virtue of Section 7 of the Companies Act, Chapter 50

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : $4.65 for each New Share issued by the Company in consideration for the transfer of the Transfer Shares pursuant to the Agreement.

			Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
									Deemed				Direct			
Notice of:	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Interests	HR	Allotment of 1,812,083 shares as consideration to HR pursuant to the Agreement	1,812,083	0.222	7,868,848	0.964	9,680,931	1.186								
	GE	HR has deemed interest in the shares of the Company held by the registered holder by virtue of Section 7 of the Companies Act, Chapter 50	1,301,191	0.159	3,302,982	0.405	4,604,173	0.564	25,772,208	3.156	27,081,598	3.317	27,358,848 (Note 1)	3.572 (Note 1)	29,170,931	3.572
	GP	-ditto-	8,199	0.001	3,765,348	0.461	3,773,547	0.462								

Note : 1. Out of these 27,358,848 shares in the Company, HR is the registered holder of an aggregate of 7,868,848 shares while the remaining 19,490,000 shares are registered in the names of several nominees, namely, ABN AMRO Nominees Pte Ltd, Citibank Nominees Singapore Pte Ltd, Overseas Union Bank Nominees Pte Ltd and Bank of Tokyo-Mitsubishi Ltd., with HR being the beneficiary thereof.

2. % of issued share capital is based on the Company's enlarged issued and ordinary share capital of $408,279,235 comprising 816,558,470 ordinary shares of $0.50 each as at 28 July 2003

NOTICE UNDER SECTION 83 OF THE COMPANIES ACT, CHAPTER 50 AND SECTION 137 OF THE SECURITIES AND FUTURES ACT

City Developments Limited (the "Company")

Name of Substantial Shareholder : Hong Leong Holdings Limited ("HLH")

Date of notice to company : 30/7/2003

Date of change of interest (including deemed interest) : 28/7/2003

Circumstance giving rise to the change : (1) Allotment of an aggregate 433,355 ordinary shares of $0.50 each in the Company ("New Shares") to HLH and Gordon Properties Pte Ltd ("GP") (collectively the "Transferors") as consideration for the transfer of 3,358,502 shares of $0.05 each in Target Realty Limited ("Transfer Shares") to a subsidiary of the Company by the Transferors pursuant to a Share Transfer Agreement dated 25 June 2003 (the "Agreement").

(2) HLH has deemed interest in the New Shares held directly and/or beneficially by GP by virtue of Section 7 of the Companies Act, Chapter 50

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : $4.65 for each New Share issued by the Company in consideration for the transfer of the Transfer Shares pursuant to the Agreement.

			Shares held in the name of registered holder					
Notice of:	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Interests	HLH	Allotment of 425,156 shares as consideration to HLH pursuant to the Agreement	425,156	0.052	20,236,187	2.478	20,661,343	2.530
	GP	HLH has deemed interest in the shares of the Company held by the registered holder by virtue of Section 7 of the Companies Act, Chapter 50	8,199	0.001	3,765,348	0.461	3,773,547	0.462

Holdings of substantial shareholder (including direct and deemed interest)							
Deemed				Direct			
No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
17,756,003	2.174	17,764,202	2.175	134,836,187 (Note 1)	16.513 (Note 1)	135,261,343	16.565

Note :
1. Out of these 134,836,187 shares in the Company, HLH is the registered holder of an aggregate of 20,236,187 shares while the remaining 114,600,000 shares are registered in the names of several nominees, namely, Citibank Nominees Singapore Pte Ltd, Oversea-Chinese Bank Nominees Private Limited, United Overseas Bank Nominees Pte Ltd, The Hongkong & Shanghai Banking Corporation Limited and Mayban Banking Berhad, with HLH being the beneficiary thereof.
2. % of issued share capital is based on the Company's enlarged issued and ordinary share capital of $408,279,235 comprising 816,558,470 ordinary shares of $0.50 each as at 28 July 2003

NOTICE UNDER SECTION 83 OF THE COMPANIES ACT, CHAPTER 50 AND SECTION 137 OF THE SECURITIES AND FUTURES ACT

City Developments Limited (the "Company")

Name of Substantial Shareholder : Hong Leong Investment Holdings Pte. Ltd. ("HLIH")

Date of notice to company : 30/07/2003

Date of change of interest *(including deemed interest)* : 28/7/2003

Circumstance giving rise to the change : (1) Allotment of an aggregate 15,536,746 ordinary shares of $0.50 each in the Company ("New Shares") to HLIH, Hong Leong Holdings Limited ("HLH"), Hong Realty (Private) Limited ("HR"), Hong Leong Corporation Holdings Pte Ltd ("HLCH"), Hong Leong Enterprises Pte. Ltd. ("HLE"), Garden Estates (Pte.) Limited ("GE"), SGI Investment Holdings Pte Ltd ("SGI"), Gordon Properties Pte Ltd ("GP") and Welkin Investments Pte Ltd ("Welkin") (collectively the "Transferors") as consideration for the transfer of 120 409 779 shares of $0.05 each in Target Realty Limited ("Transfer Shares") to certain subsidiaries of the Company by the Transferors pursuant to a Share Transfer Agreement dated 25 June 2003 (the "Agreement").
(2) HLIH has deemed interest in the New Shares *held directly and/or beneficially by* HLH, HR, HLCH, HLE, GE, SGI, GP and Welkin by virtue of Section 7 of the Companies Act, Chapter 50

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : $4.65 *for each New Share issued by the Company in consideration for the transfer of the Transfer Shares pursuant to the Agreement.*

			Shares held in the name of registered holder						**Holdings of substantial shareholder (including direct and deemed interest)**							
									Deemed				**Direct**			
Notice of:	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Interests	HLIH	Allotment of 8,362,063 shares as consideration *to HLIH pursuant to* the Agreement	8,362,063	1.024	51,564,606	6.315	59,926,669	7.339								
	GE	HLIH has deemed interest in the shares of the Company held by the registered holder by virtue of Section 7 of the Companies Act, Chapter 50	1,301,191	0.159	3,302,982	0.405	4,604,173	0.564	267,114,030	32.712	274,288,713	33.591	119,064,606 (Note 1)	14.581 (Note 1)	127,426,669	15.605
	GP	-ditto-	8,199	0.001	3,765,348	0.461	3,773,547	0.462								
	HLCH	-ditto-	1,532,903	0.188	12,984,764	1.590	14,517,667	1.778								
	HLE	-ditto-	19,742	0.002	504,788	0.062	524,530	0.064								
	HLH	-ditto-	425,156	0.052	20,236,187	2.478	20,661,343	2.530								
	HR	-ditto-	1,812,083	0.222	7,868,848	0.964	9,680,931	1.186								
	SGI	-ditto-	1,315,925	0.161	13,004,452	1.593	14,320,377	1.754								
	Welkin	-ditto-	759,484	0.093	-	0.000	759,484	0.093				-				

Note : 1. Out of these 119,064,606 shares in the Company, HLIH is the registered holder of an aggregate of 51,564,606 shares while the remaining 67,500,000 *shares are registered in the names of several nominees, namely,* ABN AMRO Nominees Pte Ltd, Bank America Nominees (1993) Pte Ltd, DBS Nominees Pte Ltd, Citibank Nominees Singapore Pte Ltd, Overseas Union Bank Nominees Pte Ltd, Raffles Nominees (Pte) Limited, Singapore Nominees Private Limited and The Hongkong & Shanghai Banking Corporation Limited, with HLIH being the beneficiary thereof.

2. % of issued share capital is based on the Company's enlarged issued and ordinary share capital of $408,279,235 comprising 816,558,470 ordinary shares of $0.50 each as at 28 July 2003

NOTICE UNDER SECTION 83 OF THE COMPANIES ACT, CHAPTER 50 AND SECTION 137 OF THE SECURITIES AND FUTURES ACT

City Developments Limited (the "Company")

Name of Substantial Shareholder : Kwek Holdings Pte Ltd ("KH")

Date of notice to company : 30/7/2003

Date of change of interest (including deemed interest) : 28/7/2003

Circumstance giving rise to the change : (1) Allotment of an aggregate 15,536,746 ordinary shares of $0.50 each in the Company ("New Shares") to HLIH, Hong Leong Holdings Limited ("HLH"), Hong Realty (Private) Limited ("HR"), Hong Leong Corporation Holdings Pte Ltd ("HLCH"), Hong Leong Enterprises Pte. Ltd. ("HLE"), Garden Estates (Pte.) Limited ("GE"), SGI Investment Holdings Pte Ltd ("SGI"), Gordon Properties Pte Ltd ("GP") and Welkin Investments Pte Ltd ("Welkin") (collectively the "Transferors") as consideration for the transfer of 120,409,779 shares of $0.05 each in Target Realty Limited ("*Transfer Shares*") to certain subsidiaries of the Company by the Transferors pursuant to a Share Transfer Agreement dated 25 June 2003 (the "Agreement")

(2) KH has deemed interest in the New Shares held directly and/or beneficially by HLIH, HLH, HR, HLCH, HLE, GE, SGI, GP and Welkin by virtue of Section 7 of the Companies Act, Chapter 50

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : $4.65 for each New Share issued by the Company in consideration for the transfer of the Transfer Shares pursuant to the Agreement.

			Shares held in the name of registered holder					
Notice of:	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Interests	HLIH	KH has deemed interest in the shares of the Company held by the registered holder by virtue of Section 7 of the Companies Act, Chapter 50	8,362,063	1.024	51,564,606	6.315	59,926,669	7.339
	GE	-ditto-	1,301,191	0.159	3,302,982	0.405	4,604,173	0.564
	GP	-ditto-	8,199	0.001	3,765,348	0.461	3,773,547	0.462
	HLCH	-ditto-	1,532,903	0.188	12,984,764	1.590	14,517,667	1.778
	HLE	-ditto-	19,742	0.002	504,788	0.062	524,530	0.064
	HLH	-ditto-	425,156	0.052	20,236,187	2.478	20,661,343	2.530
	HR	-ditto-	1,812,083	0.222	7,868,848	0.964	9,680,931	1.186
	SGI	-ditto-	1,315,925	0.161	13,004,452	1.593	14,320,377	1.754
	Welkin	-ditto-	759,484	0.093	-	0.000	759,484	0.093

Holdings of substantial shareholder (including direct and deemed interest)							
Deemed				Direct			
No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
386,178,636	47.293	401,715,382	49.196	-	0.000	-	0.000

Note: % of issued share capital is based on the Company's enlarged issued and ordinary share capital of $408,279,235 comprising 816,558,470 ordinary shares of $0.50 each as at 28 July 2003.

City Developments Limited (the "Company")

NOTICE UNDER SECTION 83 OF THE COMPANIES ACT, CHAPTER 50 AND SECTION 137 OF THE SECURITIES AND FUTURES ACT

Name of Substantial Shareholder : Davos Investment Holdings Private Limited ("Davos")

Date of notice to company : 30/7/2003

Date of change of interest (including deemed interest) : 28/7/2003

Circumstance giving rise to the change : (1) Allotment of an aggregate 15,536,746 ordinary shares of $0.50 each in the Company ("New Shares") to HLIH, Hong Leong Holdings Limited ("HLH"), Hong Realty (Private) Limited ("HR"), Hong Leong Corporation Holdings Pte Ltd ("HLCH"), Hong Leong Enterprises Pte. Ltd ("HLE"), Garden Estates (Pte.) Limited ("GE"), SGI Investment Holdings Pte Ltd ("SGI"), Gordon Properties Pte Ltd ("GP") and Welkin Investments Pte Ltd ("Welkin") (collectively the "Transferors") as consideration for the transfer of 120,409,779 shares of $0.05 each in Target Realty Limited ("Transfer Shares") to certain subsidiaries of the Company by the Transferors pursuant to a Share Transfer Agreement dated 25 June 2003 (the "Agreement")

(2) Davos has deemed interest in the New Shares held directly and/or beneficially by HLIH, HLH, HR, HLCH, HLE, GE, SGI, GP and Welkin by virtue of Section 7 of the Companies Act Chapter 50

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : $4.65 for each New Share issued by the Company in consideration for the transfer of the Transfer Shares pursuant to the Agreement

			Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
									Deemed				Direct			
Notice of:	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Interests	HLIH	Davos has deemed interest in the shares of the Company held by the registered holder by virtue of Section 7 of the Companies Act, Chapter 50	8,362,063	1.024	51,564,606	6.315	59,926,669	7.339								
	GE	-ditto-	1,301,191	0.159	3,302,982	0.405	4,604,173	0.564								
	GP	-ditto-	8,199	0.001	3,765,348	0.461	3,773,547	0.462								
	HLCH	-ditto-	1,532,903	0.188	12,984,764	1.590	14,517,667	1.778	386,178,636	47.293	401,715,382	49.196	-	0.000	-	0.000
	HLE	-ditto-	19,742	0.002	504,788	0.062	524,530	0.064								
	HLH	-ditto-	425,156	0.052	20,236,187	2.478	20,661,343	2.530								
	HR	-ditto-	1,812,083	0.222	7,868,848	0.964	9,680,931	1.186								
	SGI	-ditto-	1,315,925	0.161	13,004,452	1.593	14,320,377	1.754								
	Welkin	-ditto-	759,484	0.093	-	0.000	759,484	0.093								

Note: % of issued share capital is based on the Company's enlarged issued and ordinary share capital of $408,279,235 comprising 816,558,470 ordinary shares of $0.50 each as at 28 July 2003.



CITYDEV
30/07/2003 05:40 PM

To: SPH-BT/X1H5000/LST/MASNET/SG@MASNET, SPH-ST/X1H5000/LST/MASNET/SG@MASNET, SPH-ZB/X1H5000/LST/MASNET/SG@MASNET, SES Listings/Z264791/SES/MASNET/SG@MASNET, Jerry Norton/W961800/OTH/MASNET/SG@MASNET, Bloomberg - Data Dept/W962700/OTH/MASNET/SG@MASNET, Patrick Chia Sheng Sian/C628400/MBK/MASNET/SG@MASNET
cc: CITYDEV/X1R8900/LST/MASNET/SG@MASNET
Subject: Notice Of Changes in Substantial Shareholders' Direct and Deemed Interests

There is an announcement from CITY DEVELOPMENTS LIMITED. This announcement will be deleted 7 days later. Please click the doclink to see the broadcast announcement.

MASNET No. 88 OF 31.07.2003
Announcement No. 100

CITY DEVELOPMENTS LIMITED

JOINT NEWS RELEASE BY TUAS POWER LIMITED AND CITY DEVELOPMENTS LIMITED - "Tenants from Nine CDL Properties Enjoy 5% Savings in Electricity Cost"

City Developments Limited (the "Company") and Tuas Power Limited have today issued a joint news release in relation to the appointment of Tuas Power Supply Pte Ltd to provide electricity for nine commercial buildings of the Company whereby tenants will enjoy 5% savings in electricity cost.

Attached news release is for information.



CDL TPS.p

Submitted by Enid Ling Peek Fong, Company Secretary on 31/07/2003 to the SGX


TUAS
POWER



CITY DEVELOPMENTS LIMITED

JOINT NEWS RELEASE on 31 JULY 2003

TENANTS FROM NINE CDL PROPERTIES ENJOY 5% SAVINGS IN ELECTRICITY COST

1. City Developments Limited (CDL) has appointed Tuas Power Supply Pte Ltd (TPS), a subsidiary of Tuas Power Ltd, to provide electricity for CDL's nine commercial buildings. From August 2003, some 300 commercial tenants in nine buildings owned and managed by CDL will enjoy 5% savings off the prevailing tariff for a year.

2. The nine buildings comprise offices, industrial offices as well as shopping centres -- Republic Plaza, Palais Renaissance, New Tech Park, Lot 1 Shoppers' Mall, King's Centre, IBM Towers, Commerce Point, Central Mall (Conservation Units) and Central Mall (Office Tower).

3. "With the deregulation of the electricity market in Singapore, CDL has taken the initiative to negotiate with a private electricity retailer for a better tariff for our tenants. Our package with TPS guarantees 5% savings off their electricity bills till 2004. In these challenging economic times, this will help our tenants lower their running costs," said Mr Chia Ngiang Hong, Group General Manager, CDL.

4. Earlier this year, CDL sought its tenants' approval to authorise the company to purchase electricity on their behalf with a view to reducing energy cost. After stringent evaluation, TPS was picked because its rates were deemed most competitive. The deal will result in some $300,000 savings per year for its tenants.

5. Mr Lau Gar Ning, Chief Executive Officer, Tuas Power Ltd, said: "We are pleased to offer CDL and its tenants the opportunity to enjoy cost savings from their power bills. We worked closely with CDL since early last year to formulate a model for landlords to benefit from the deregulating electricity market. The benefits of the enbloc purchase of power were highlighted to the tenants. We also analysed historical data and studied the various buildings' electricity usage and patterns, and customised a package for CDL to enjoy maximum savings. We hope to continue to offer such cost savings to our customers and help Singapore companies become more competitive in an increasingly challenging business environment."

6. TPS and CDL conducted information seminars and sessions for tenants to update them on the latest developments in the deregulating electricity market. Tenants were briefed about the structure, roles and responsibilities of the various market players and how the new market would impact their business planning and cost structures.

7. A key advantage of the deregulating market is that it allows retailers to offer more than just competitive rates and packages. In addition to providing power supply, TPS will also be providing value-added services such as meter-reading, billing and payment collection from tenants on behalf of CDL.

For more information, please contact:

Gerry de Silva
Group Corporate Affairs Manager
Hong Leong Group, Singapore
Tel: 64289308
Mobile: 97317122

Ms Jean Khoo
Head Corporate Communications
City Developments Limited
Tel : 6428 9315
Mobile: 96892383

Ms Safina Samian
Corporate Communications Executive
Tuas Power Limited
Tel: 6838-6750

About City Developments Limited

Since 1963, City Developments Limited (CDL) has been in the forefront of Singapore's property industry. Today, CDL is an international property and hotel conglomerate with a track record of more than 15,000 fine homes, 5 million square feet of commercial space, and a portfolio of some 100 hotels worldwide. Building on solid foundation and experience, CDL is today synonymous with Innovation, Quality, Leadership and Excellent Service.

About Tuas Power Supply Limited

Tuas Power's retail subsidiary, Tuas Power Supply Pte Ltd, is a trusted energy solutions provider offering competitively priced electricity packages and value-added services to contestable consumers. It is currently one of the leading electricity providers among contestable customers who have switched from the traditional supplier to an independent retailer.

Tuas Power is the first electricity generator to emerge and compete with the incumbents in the Singapore electricity market. Established since 1995 as a wholly owned subsidiary of Temasek Holdings, Tuas Power manages a balanced portfolio of highly efficient combined cycle power plants and flexible conventional steam sets. With current capacity of 1,935 MW, Tuas Power's total generation capacity will be increased to 2,670 MW when two more combined cycle power plants are operational in 2005.

MASNET No. 67 OF 31.07.2003
Announcement No. 79

CITY DEVELOPMENTS LIMITED

Mandatory Unconditional Offer to acquire all the issued ordinary shares in the capital of Target Realty Limited ("TRL")

DBS Bank Ltd ("DBS") has today issued an announcement for and on behalf of the Company in relation to the despatch of the Offer Document dated 29 July 2003 to the shareholders of TRL.

Attached announcement by DBS is for information only.



CDL.pd

Submitted by Enid Ling Peek Fong, Company Secretary on 31/07/2003 to the SGX

MANDATORY UNCONDITIONAL OFFER

by



for and on behalf of



CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares of $0.05 each in the capital of

TARGET REALTY LIMITED

(Incorporated in the Republic of Singapore)

other than those already held by the Offeror, its related corporations, or the respective nominees of the Offeror or its related corporations as at the date of the Offer

Despatch of Offer Document

DBS Bank Ltd wishes to announce, for and on behalf of City Developments Limited (the "Offeror"), that the offer document dated 29 July 2003 (the "Offer Document"), containing full details of the mandatory unconditional general offer (the "Offer") by the Offeror to acquire all the issued ordinary shares of $0.05 each in the capital of Target Realty Limited ("TRL"), other than those already held by the Offeror, its related corporations, or the respective nominees of the Offeror or its related corporations as at the date of the Offer (the "Offer Shares") announced on 17 July 2003, together with the Form of Acceptance and Authorisation (the "FAA") and/or the Form of Acceptance and Transfer (the "FAT"), as the case may be, has been despatched on 31 July 2003 to depositors, whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with the Offer Shares ("Depositors") and to holders of the Offer Shares whose names appear in the Register of Members of TRL ("Shareholders").

Depositors and Shareholders who do not receive the Offer Document and the relevant acceptance forms within a week from the date hereof should contact CDP or M & C Services Private Limited (the "Share Registrar"), as the case may be, immediately at the following respective addresses:-

The Central Depository (Pte) Limited
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906

Copies of the FAA may be obtained by Depositors from CDP on production of satisfactory evidence that their securities accounts with CDP are or will be credited with the Offer Shares. Copies of the FAT may be obtained by Shareholders from the Share Registrar on production of satisfactory evidence of title to the Offer Shares.

The making of the Offer to Depositors and Shareholders whose addresses are outside Singapore as shown in the Register of Members of TRL or, as the case may be, in the records of CDP (the "Overseas Shareholders") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, the Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of the Overseas Shareholders who wish to accept the Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required, or compliance with other necessary formalities or legal requirements and the payment of any taxes, imposts, duties or other requisite payments due in such jurisdiction. Such Overseas Shareholders shall be liable for any such taxes, imposts, duties or other requisite payments payable and the Offeror and DBS Bank Ltd and any person acting on their behalf shall be fully indemnified and held harmless by such Overseas Shareholders for any such taxes, imposts, duties or other requisite payments as the Offeror and/or any person acting on their behalf may be required to pay. If you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.

The Offer Document, the FAA and the FAT have not been and will not be sent to any Overseas Shareholder due to potential restrictions on sending such documents to the relevant overseas jurisdictions. Any affected Overseas Shareholder may, nonetheless, obtain copies of the Offer Document, the FAA or the FAT, as the case may be, and any related documents during normal business hours and up to the closing date of the Offer, from the office of the Share Registrar at the above-stated address. Alternatively, an Overseas Shareholder may write in to the Share Registrar at the above-stated address to request for the Offer Document, the FAA or the FAT, as the case may be, and any related documents to be sent to an address in Singapore by ordinary post at his own risk (the last date for despatch in respect of such request shall be a date falling three market days prior to the closing date of the Offer). The Offer is, however, made to all holders of Offer Shares (for all Offer Shares) including those to whom the Offer Document may not be despatched. Further details in respect of Overseas Shareholders are set out in the Offer Document.

Full details of the procedures for acceptance are set out in Appendix VI to the Offer Document, and in the FAA and the FAT.

The Offer will be open for acceptance until **3.30 p.m. on 28 August 2003 or such later date(s) as may be announced from time to time by or on behalf of the Offeror**.

The directors of the Offeror (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

Issued by

DBS Bank Ltd

For and on behalf of

City Developments Limited

MASNET No. 75 OF 04.08.2003
Announcement No. 75

CITY DEVELOPMENTS LIMITED

News Release – "Two Leading Property Developers in First Joint Venture to purchase Parkview Condo site for redevelopment"

City Developments Limited and CapitaLand Limited have today issued a joint news release in relation to a joint venture to acquire the Parkview Condominium site in West Coast Park for redevelopment.

Attached news release is for information.



NR 4 aug 2003

Submitted by Enid Ling Peek Fong, Company Secretary on 04/08/2003 to the SGX





CITY DEVELOPMENTS LIMITED

JOINT NEWS RELEASE on 4 AUGUST 2003

TWO LEADING PROPERTY DEVELOPERS IN FIRST JOINT VENTURE TO PURCHASE PARKVIEW CONDO SITE FOR REDEVELOPMENT

1. City Developments Limited (CDL) and CapitaLand Limited (CL) are to join forces to acquire the Parkview Condominium site in West Coast Park for $165 million. CDL and CL, both listed on the SGX, have for the first time come together in a 50:50 joint venture in the local property development scene. This collaboration of the two leading property developers augurs well for the Singapore property market. CL will be using its indirect, wholly owned subsidiary, Leonie Court Pte Ltd, for this joint venture.

2. Says Mr Chia Ngiang Hong, Group General Manager of CDL, "We are excited with this very first collaboration between CDL and CapitaLand in acquiring and developing a residential project. This joint venture reflects our confidence in Singapore's economy and residential market."

3. "We are equally delighted with this partnership. We believe this is an opportune time to jointly develop this project," says Ms Patricia Chia, Deputy CEO, Singapore Operations, CapitaLand Residential Ltd.

4. The two developers intend to redevelop the Parkview site and the total project cost is estimated at approximately $320 million. The Parkview Condominium site at 407,387 sq ft is the largest site to-date by land area to be sold by way of a collective sale. This site has a 956-year leasehold tenure. Under the 1998 URA Master Plan, it is designated for "Residential" use with a maximum plot ratio of 1.6 (ratio of potential maximum gross floor area to land size), and an allowable height restriction of up to 12 storeys. The site is designated for good quality medium-density residential developments.

5. The existing development, Parkview Condominium comprises three 3-storey and six 4-storey low-rise blocks, with a total of 178 apartment units. Unit owners with over 80% of the share values in the condominium have accepted the offer to acquire the site, and submission by these majority owners to the Strata Titles Board for approval of the sale of the entire development is expected shortly.

###

For more information, please contact:

Gerry De Silva
Group Corporate Affairs Manager
Hong Leong Group, Singapore
Tel: 64289308
Mobile: 97317122

Jean Khoo
Head
Corporate Communications
City Developments Limited
Tel: 64289313
Mobile: 90886823

Julie Ong
Senior Manager
Corporate Communications
CapitaLand Ltd
Tel: 68233541
Mobile: 97340122

OFFER DOCUMENT DATED 29 JULY 2003

THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in doubt about the Offer, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately. DBS Bank Ltd is acting for and on behalf of City Developments Limited (the "Offeror") and does not purport to advise the shareholders of Target Realty Limited ("TRL").

The views of the independent financial adviser appointed by the board of TRL for the purpose of the Offer will be made available to you in due course. You should consider its views before taking any decision on the Offer.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Offer Document.

If you have sold or transferred all your issued and fully paid ordinary shares of $0.05 each in the capital of TRL ("TRL Shares") held through The Central Depository (Pte) Limited ("CDP"), you need not forward this Offer Document and the accompanying Form of Acceptance and Authorisation ("FAA") to the purchaser or transferee as arrangements will be made by CDP for a separate Offer Document and FAA to be sent to the purchaser or transferee. If you have sold or transferred all your TRL Shares which are not deposited with CDP, you should at once hand this Offer Document and the accompanying Form of Acceptance and Transfer to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale, for onward transmission to the purchaser or transferee.

MANDATORY UNCONDITIONAL OFFER

by


DBS

for and on behalf of



CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares of $0.05 each in the capital of

TARGET REALTY LIMITED

(Incorporated in the Republic of Singapore)

other than those already held by the Offeror, its related corporations or the respective nominees of the Offeror or its related corporations as at the date of the Offer

Acceptances should be received by 3.30 p.m. on 28 August 2003 or such later date(s) as may be announced from time to time by or on behalf of the Offeror. The Offeror has no intention of revising the Offer Price.

The procedures for acceptance are set out in Appendix VI to this Offer Document.

CONTENTS

DEFINITIONS

Except where the context otherwise requires, the following definitions apply throughout this Offer Document, the Form of Acceptance and Authorisation and the Form of Acceptance and Transfer:-

"Act"	:	Companies Act, Chapter 50 of Singapore
"Cash Alternative"	:	As defined on page 5 of this Offer Document
"CDL" or the "Offeror"	:	City Developments Limited
"CDL Group"	:	CDL and its subsidiaries
"CDL Shares"	:	Ordinary shares of $0.50 each in the capital of CDL
"CDP"	:	The Central Depository (Pte) Limited
"Closing Date"	:	**3.30 p.m. on 28 August 2003** or such later date(s) as may be announced from time to time by or on behalf of the Offeror, being the last date for the lodgement of acceptances of the Offer
"Code"	:	The Singapore Code on Take-overs and Mergers
"Concert Parties"	:	Parties acting or presumed to be acting in concert with the Offeror
"DBS Bank"	:	DBS Bank Ltd
"Directors"	:	Directors of the Offeror as at the Latest Practicable Date
"FAA"	:	Form of Acceptance and Authorisation
"FAT"	:	Form of Acceptance and Transfer
"FY"	:	Financial year ended or ending 31 December
"HLIH"	:	Hong Leong Investment Holdings Pte. Ltd.
"Latest Practicable Date"	:	29 July 2003, being the latest practicable date prior to the printing of this Offer Document
"Market Day"	:	A day on which the SGX-ST is open for trading in securities
"M&C"	:	Millennium & Copthorne Hotels plc
"New CDL Shares"	:	New CDL Shares to be issued as consideration to Shareholders who accept the Offer and select the Share Alternative
"NTA"	:	Net tangible assets
"Offer"	:	The mandatory unconditional offer by DBS Bank for and on behalf of CDL to acquire the Offer Shares on the terms and subject to the conditions set out in this Offer Document, the FAA and the FAT
"Offer Announcement Date"	:	17 July 2003, being the date on which the Offer was announced
"Offer Document"	:	This document dated 29 July 2003 issued by DBS Bank, for and on behalf of the Offeror, in respect of the Offer

"Offer Price"	:	For each Offer Share, $0.62 in cash under the Cash Alternative, or 0.13 New CDL Share under the Share Alternative
"Offer Shares"	:	All the TRL Shares other than those already held as at the date of the Offer by CDL, its related corporations or the respective nominees of CDL or its related corporations
"Securities Account"	:	A securities account maintained by a Depositor with CDP, but does not include a securities sub-account
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Share Alternative"	:	As defined on page 5 of this Offer Document
"Shareholders"	:	Holders of the Offer Shares, including persons whose Offer Shares are deposited with CDP or who have purchased Offer Shares on the SGX-ST
"SIC"	:	Securities Industry Council of Singapore
"Transfer"	:	As defined on page 4 of this Offer Document
"Transfer Announcement Date"	:	25 June 2003, being the date on which the Transfer was announced
"TRL" or the "Company"	:	Target Realty Limited
"TRL Group"	:	TRL and its subsidiaries
"TRL Shares"	:	Ordinary shares of $0.05 each in the capital of TRL
"$" and "cents"	:	Singapore dollars and cents, respectively
"US$"	:	United States dollars
"%" or "per cent."	:	Per centum or percentage
"sq ft"	:	Square feet

The term "Depositor" shall have the meaning ascribed to it in Section 130A of the Act.

The term "related corporation" shall have the meaning ascribed to it in Section 6 of the Act.

The term "acting in concert" shall have the meaning ascribed to it in the Code.

Words importing the singular shall, where applicable, include the plural and *vice versa,* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa.* References to persons shall, where applicable, include corporations.

Any reference in this Offer Document to any enactment is a reference to the enactment as for the time being amended or re-enacted. Any word defined in the Act or the Code or any modification thereof and used in this Offer Document shall have the meaning assigned to it under the Act or the Code or any modification thereof, as the case may be, unless the context otherwise requires.

Any reference to a time of day and date in this Offer Document shall be a reference to Singapore time and date respectively, unless otherwise stated.

Any discrepancies in figures included in this Offer Document between amounts shown and the totals thereof are due to rounding. Accordingly, figures shown as totals in this Offer Document may not be an arithmetic aggregation of the figures that precede them.

DBS BANK LTD
6 Shenton Way
DBS Building Tower One
Singapore 068809

29 July 2003

To: The Shareholders of
Target Realty Limited

Dear Sir / Madam

MANDATORY UNCONDITIONAL OFFER BY DBS BANK LTD FOR AND ON BEHALF OF CITY DEVELOPMENTS LIMITED FOR THE OFFER SHARES

---

1. INTRODUCTION

On 25 June 2003, CDL announced that it had entered into a share transfer agreement with HLIH and certain of its subsidiaries (collectively, the "Transferors") pursuant to which 120,409,779 TRL Shares, representing 53.075% of TRL's issued share capital, would be transferred from the Transferors to certain subsidiaries of CDL (the "Transfer").

The Transfer entailed the exchange of 120,409,779 TRL Shares (the "Transfer Shares") for the issue of 15,536,746 new CDL Shares (the "Consideration Shares"), representing 1.940% of CDL's issued share capital as at 25 June 2003 or 1.903% of CDL's enlarged share capital immediately following the issue of the Consideration Shares. The aggregate consideration for the Transfer was $72,245,867.40, which is equivalent to $0.60 for each Transfer Share.

On 17 July 2003, CDL announced that all the conditions precedent to the Transfer had been satisfied. In accordance with Rule 14 of the Code, CDL is making the Offer. Before the Transfer, the CDL Group held an equity interest in 2.419% of TRL. Upon completion of the Transfer on 28 July 2003, the CDL Group's total equity interest in TRL increased from 2.419% to 55.493%, resulting in CDL becoming a controlling shareholder of TRL.

As at the Latest Practicable Date, and based on the latest information available to CDL, CDL and its Concert Parties have direct interests in an aggregate of 150,667,920 TRL Shares, representing approximately 66.412% of the issued share capital of TRL, details of which are disclosed in paragraph 1 of Appendix II to this Offer Document.

Save as disclosed above and in paragraph 1 of Appendix II to this Offer Document and based on information available to CDL as at the Latest Practicable Date, neither the Offeror nor any of its Concert Parties owns, controls or has agreed to acquire any TRL Shares as at the Latest Practicable Date, or has dealt for value in any TRL Shares during the period commencing six months prior to the Transfer Announcement Date and ending on the Latest Practicable Date.

As at the Latest Practicable Date, neither the Offeror nor any of its Concert Parties has received any irrevocable undertaking from any Shareholder to accept or reject the Offer.

This Offer Document contains the formal Offer by DBS Bank, for and on behalf of the Offeror, for the Offer Shares.

2. THE OFFER

For and on behalf of CDL, DBS Bank hereby offers to acquire the Offer Shares on the terms and subject to the conditions set out in this Offer Document, the FAA and the FAT, and on the following basis:-

(a) Consideration

For each Offer Share:

Either:

Cash Alternative : $0.62 in cash

Or:

Share Alternative : 0.13 New CDL Share

The Offeror has no intention of revising the Offer Price.

Shareholders who decide to accept the Offer can select either the Cash Alternative or the Share Alternative, but not a combination thereof.

Fractions of a New CDL Share will not be issued to any Shareholder who accepts the Offer and selects the Share Alternative.

In the announcement of the Transfer issued on 25 June 2003, it was stated that the price for each Offer Share under the Cash Alternative would be $0.60, which is equivalent to the consideration for each Transfer Share. Pursuant to a clarification sought, the SIC ruled on 17 July 2003 that the price for each Offer Share under the Cash Alternative should be determined by reference to the simple average market price (i.e. the arithmetic average of the highest and lowest traded prices) of CDL Shares (the "Average CDL Share Price") on 17 July 2003, being the date on which all conditions precedent for the Transfer were satisfied. Accordingly, the price for each Offer Share under the Cash Alternative has been computed by multiplying the Average CDL Share Price on 17 July 2003 of $4.82 by a factor of 0.12903226 (being the ratio of 15,536,746 Consideration Shares in exchange for 120,409,779 TRL Shares under the Transfer) and rounding to the nearest two decimal places.

The New CDL Shares to be issued under the Share Alternative will, on issue, be credited as fully paid and shall rank *pari passu* in all respects with the then existing CDL Shares.

On 17 July 2003, the SGX-ST granted in-principle approval for the listing and quotation of, *inter alia*, the New CDL Shares on the Main Board of the SGX-ST. This in-principle approval should not be taken as an indication of the merits of the Consideration Shares, the New CDL Shares, the Transfer, the Offeror or its subsidiaries.

As at the Latest Practicable Date and based on the latest information available to CDL, the price of $0.62 for each Offer Share under the Cash Alternative is not less than the highest price paid by CDL and its Concert Parties for the TRL Shares during the period commencing six months prior to the Transfer Announcement Date and ending on the Latest Practicable Date.

The Offer is also being extended to the Concert Parties of CDL, other than CDL, its related corporations or the respective nominees of CDL or its related corporations.

The Offer Shares will be acquired fully paid and free from all charges, liens, pledges and other encumbrances, and together with all rights, benefits and entitlements attached thereto as at the Offer Announcement Date and thereafter attaching thereto, including the right to receive all dividends, rights and other distributions, if any, declared, paid or made thereon, on or after the Offer Announcement Date.

(b) Unconditional Offer

The Offer is unconditional in all respects.

(c) Warranty

Acceptance of the Offer will be deemed to constitute an irrevocable warranty by the accepting Shareholder that each Offer Share in respect of which the Offer is accepted is sold by the accepting Shareholder, as or on behalf of the beneficial owner, fully paid and free from all charges, liens, pledges and other encumbrances, and together with all rights, benefits and entitlements attached thereto as at the Offer Announcement Date and thereafter attaching thereto, including the right to receive all dividends, rights and other distributions, if any, declared, paid or made thereon, on or after the Offer Announcement Date.

(d) Duration

(i) Except insofar as the Offer may be withdrawn with the consent of the SIC and every person released from any obligation incurred thereunder, the Offer will be open for acceptance by Shareholders for a period of at least 28 days from the date of despatch of this Offer Document.

Accordingly, the Offer will close at 3.30 p.m. on 28 August 2003 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

(ii) Although no revision is contemplated by the Offeror, if the Offer is revised, it will remain open for acceptance for a period of at least 14 days from the date of despatch of the written notification of the revision to the Shareholders. In any case where the terms are revised, the benefit of the Offer (as so revised) will be made available to each of the Shareholders who had previously accepted the Offer.

(iii) If the Offer is extended, the next expiry date of the Offer will be stated in any announcement of an extension of the Offer. Not less than 14 days' notice will be given before the Offer is closed.

3. INFORMATION ON CDL

Incorporated in Singapore on 7 September 1963, CDL is listed on the SGX-ST with a market capitalisation of approximately $3,797 million (excluding the Consideration Shares) as at the Latest Practicable Date. The principal activities of the CDL Group are those of property developers and owners, investment holding, hotel owners and operators, club owner and operator, investment in properties and in shares, property management, project management and consultancy services, and provider of information technology and procurement services. Today, the CDL Group is an international property and hotel conglomerate, having built more than 15,000 homes since 1963, and with approximately 5 million square feet of commercial space and a portfolio of some 100 hotels.

As at the Latest Practicable Date, CDL has an authorised share capital of $2,000,000,000 divided into 4,000,000,000 CDL Shares, and an issued and paid-up share capital of $408,279,235 divided into 816,558,470 CDL Shares (including the Consideration Shares but excluding any New CDL Shares).

For FY 2002, CDL reported consolidated turnover of $2,288.7 million and profit after tax and minority interests of $151.2 million. As at 31 December 2002, CDL had consolidated shareholders' funds of $3,862.2 million.

The Directors are Messrs Kwek Leng Beng, Kwek Leng Joo, Tan I Tong, Chee Keng Soon, Sim Miah Kian, Chow Chiok Hock, Ong Pang Boon, Foo See Juan, Kwek Leng Peck, Han Vo-Ta and Tang See Chim.

The Directors consider HLIH to be the immediate and ultimate holding company of CDL. HLIH is a company incorporated in Singapore and owned by certain members of the Kwek family and companies controlled by them.

Additional information on CDL is set out in Appendix I to this Offer Document.

4. INFORMATION ON TRL

TRL was incorporated in Singapore on 12 May 1966 as a public company under the name of Hong Leong Finance Limited and has been listed on the SGX-ST since 1969. Prior to 1 September 2001, the principal activity of the TRL Group was that relating to financing business, with activities of certain subsidiaries relating to financing business, investment trading and holding, as well as provision of nominee services.

On 1 September 2001, TRL's finance business undertaking was merged with that of Singapore Finance Limited (now known as Hong Leong Finance Limited) ("HLF") by means of a scheme of arrangement and amalgamation. As part of the merger, TRL and HLF also reorganised their non-core financial assets, comprising property assets, resulting in TRL acquiring from HLF certain properties which were not intended to be the core financial assets of the merged finance business. Consequent to the merger, TRL became a holding company holding indirectly the non-core financial assets of HLF and TRL, comprising property assets. The finance company licence held by TRL under the Finance Companies Act, Chapter 108 of Singapore was accordingly cancelled. To reflect the commencement of its new business activities, it was renamed "Target Realty Limited".

Since 1 September 2001, the principal activity of TRL has been that of an investment and property holding company and the activities of its subsidiaries are those relating to property holding.

A brief description of the five principal properties presently held by the TRL Group is set out below:-

Description	*Approximate net lettable area (sq ft)*
21-storey office building at 138 Robinson Road on freehold land	113,608
Warehouse building with ancillary office space at 100-G Pasir Panjang Road on freehold land	54,751
Units in a 6-storey office-cum-shopping complex at 470 North Bridge Road on 999-year leasehold land	38,524
7-storey office building at 144 Robinson Road on freehold land	20,436
6-storey office building at 230 Jalan Besar on freehold land	15,771
Total	243,090

Note:

The information on the approximate net lettable area was extracted from the document dated 20 June 2001 issued by TRL (previously known as Hong Leong Finance Limited) to its shareholders.

As at the Latest Practicable Date, TRL has an authorised share capital of $425,000,000 divided into 8,500,000,000 TRL Shares, and an issued and paid-up share capital of $11,343,466.30 divided into 226,869,326 TRL Shares.

The directors of TRL are Messrs Kwek Leng Beng, Thio Gim Hock, Kwek Leng Peck, Sim Miah Kian, Robin Ian Rawlings, Woo Tchi Chu and Chng Beng Hua.

5. REASONS FOR THE OFFER AND INTENTIONS RELATING TO TRL

(a) Reasons for the Offer

As a result of the Transfer, the CDL Group's interest in TRL has increased from 2.419% to 55.493%, and CDL has become a controlling shareholder of TRL. The Offer is therefore being made by CDL to comply with the requirements of the Code.

CDL is increasing its stake in TRL via the Transfer as this enables CDL to, *inter alia*, acquire a controlling interest in a listed property company at a discount to the open market valuation of the underlying property assets. CDL is of the view that some of the five principal properties of the TRL Group have good potential for future development. The Transfer will position CDL to tap the redevelopment potential of these properties at the appropriate stage of the property market cycle. By acquiring a controlling stake in TRL, CDL will have a direct interest in, and will benefit from, any return arising upon the redevelopment of these properties.

In addition, TRL benefits from a relatively strong balance sheet, in that it owns five income generating properties with no bank indebtedness.

(b) *Intentions relating to TRL*

Depending on the level of valid acceptances received during the Offer, CDL intends to delist and privatise TRL if the opportunity avails itself. Please refer to page 13 of this Offer Document for more details.

After the close of the Offer, CDL plans to undertake a review of the property assets, business and financial position of the TRL Group with a view to enhancing value for the CDL Group (including the TRL Group), through, *inter alia*, the following means:-

- integrating the management of the TRL Group's properties with the CDL Group's larger portfolio of properties, in order to enhance operational efficiency. In this respect, the staffing levels of the TRL Group may be adjusted following such integration;
- identifying the TRL Group's properties that are suitable for redevelopment, and making preparations for their redevelopment at the appropriate stage of the property market cycle; and
- considering the disposal of those properties that are not feasible for redevelopment.

6. FINANCIAL ASPECTS OF THE OFFER

The information below relating to certain financial aspects of the Offer was obtained from publicly available sources.

(a) Share Alternative

(i) Market Quotations of the CDL Shares and TRL Shares on the SGX-ST

CDL is listed on the Main Board of the SGX-ST. The closing prices of CDL Shares on the SGX-ST at the end of each of the six calendar months preceding the Transfer Announcement Date, at the end of June 2003, and as at the Transfer Announcement Date, the Offer Announcement Date and the Latest Practicable Date, are as follows:-

	Closing price of CDL Shares on the SGX-ST
December 2002	$4.16
January 2003	$3.88
February 2003	$3.72
March 2003	$3.54
April 2003	$3.38
May 2003	$3.94
June 2003	$4.44
Transfer Announcement Date	$4.60
Offer Announcement Date	$4.80
Latest Practicable Date	$4.74

During the period commencing six months before the Transfer Announcement Date and ending on the Latest Practicable Date:-

(a) The highest closing price of CDL Shares on the SGX-ST was $4.88, which price was transacted on 15 July 2003.

(b) The lowest closing price of CDL Shares on the SGX-ST was $3.14, which price was transacted on 25 April 2003.

The following chart depicts the **absolute** share price performance of CDL Shares from 1 July 2002 to the Latest Practicable Date.


$7.00
$6.50
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03

Source: Bloomberg

Under the terms of the Offer, Shareholders who accept the Offer and select the Share Alternative will receive 0.13 New CDL Share for each Offer Share. The following table compares the value of the Share Alternative as at the Latest Practicable Date with the market price of the TRL Shares for the relevant periods stated in the table. (Note: The value of the Share Alternative is obtained by multiplying the closing price of the CDL Shares on the Latest Practicable Date by 0.13.)

	TRL Share price	Value of the Share Alternative as at the Latest Practicable Date	Premium/(Discount) of the Share Alternative over/(to) the TRL Share price	
<u>Before the Offer Announcement Date</u>				
Volume-weighted average closing price for the three months up to and including the Transfer Announcement Date	$0.413	$0.616	$0.203	49.2%
Volume-weighted average closing price for the 10 Market Days up to and including the Transfer Announcement Date	$0.451	$0.616	$0.165	36.6%
Closing price on the Transfer Announcement Date	$0.480	$0.616	$0.136	28.3%
Closing price on the Offer Announcement Date	$0.615	$0.616	$0.001	0.2%
<u>Up to the Latest Practicable Date</u>				
Volume-weighted average closing price for the 10 Market Days up to and including the Latest Practicable Date	$0.625	$0.616	($0.009)	(1.4%)
Closing price on the Latest Practicable Date	$0.630	$0.616	($0.014)	(2.2%)

Source: Bloomberg

(ii) Proforma financial effects of the Offer on CDL

The proforma financial effects of the Offer on CDL's share capital, consolidated net profit, consolidated earnings per CDL Share, consolidated NTA, consolidated NTA per CDL Share, consolidated net borrowings, consolidated shareholders' funds and net gearing ratio are shown in the table below, and have been computed for illustration purposes only, based on historical financial data. The proforma figures do not reflect the future financial position and earnings of the CDL Group, and have been prepared on the basis that the Transfer and the Offer had taken place:-

(a) for the purposes of the balance sheet, on 31 December 2002, being the date to which the latest full year audited accounts of the CDL Group were made up; and

(b) for the purposes of the profit and loss account, on 1 January 2002, being the start of the latest audited financial year of the CDL Group.

The following scenarios are illustrated:-

(i) **<u>No Acceptance Scenario</u>**: This scenario assumes that none of the Shareholders accept the Offer.

(ii) **<u>All-Cash Scenario</u>**: This scenario assumes that all Shareholders accept the Offer and select the Cash Alternative.

(iii) **<u>All-Shares Scenario</u>**: This scenario assumes that all Shareholders accept the Offer and select the Share Alternative.

	Before the Transfer and Offer	No Acceptance Scenario	All-Cash Scenario	All-Shares Scenario[1]
Number of CDL Shares in issue ('000)	801,022	816,558	816,558	829,685
Consolidated net profit for FY 2002 ($'000)	151,203	152,460	152,490	153,467
Consolidated earnings per CDL Share (cents)	18.88	18.67	18.67	18.50
Consolidated NTA as at 31 December 2002 ($'000)	3,842,634	3,914,880	3,914,880	3,978,149
Consolidated NTA per CDL Share ($)	4.80	4.79	4.79	4.79
Consolidated net borrowings[2] ($'000)	4,206,567	4,199,026	4,261,629	4,199,026
Consolidated shareholders' funds ($'000)	3,862,171	3,934,417	3,934,417	3,997,686
Net gearing ratio[3] (times)	1.09	1.07	1.08	1.05

Notes:

(1) *The figures under the All-Shares Scenario have been computed assuming that the New CDL Shares are issued at $4.82 each. The New CDL Shares to be issued under the Share Alternative will be recorded in the financial statements of CDL based on the fair value of the New CDL Shares as at the date of each acquisition, in accordance with Interpretation of Financial Reporting Standard No. 28 (INT FRS-28).*

(2) *Net borrowings refer to the total CDL Group's borrowings (including finance lease creditors) less cash and cash equivalents.*

(3) *Net gearing ratio is obtained by dividing consolidated net borrowings by consolidated shareholders' funds.*

(b) Cash Alternative

(i) Market Quotations of the TRL Shares on the SGX-ST

The table below compares the Cash Alternative with the market price of the TRL Shares for the relevant periods stated in the table.

	TRL Share price	Cash Alternative	Premium/(Discount) of the Cash Alternative over/(to) the TRL Share price	
Before the Offer Announcement Date				
Volume-weighted average closing price for the three months up to and including the Transfer Announcement Date	$0.413	$0.620	$0.207	50.1%
Volume-weighted average closing price for the 10 Market Days up to and including the Transfer Announcement Date	$0.451	$0.620	$0.169	37.5%
Closing price on the Transfer Announcement Date	$0.480	$0.620	$0.140	29.2%
Closing price on the Offer Announcement Date	$0.615	$0.620	$0.005	0.8%
Up to the Latest Practicable Date				
Volume-weighted average closing price for the 10 Market Days up to and including the Latest Practicable Date	$0.625	$0.620	($0.005)	(0.8%)
Closing price on the Latest Practicable Date	$0.630	$0.620	($0.010)	(1.6%)

Source: Bloomberg

During the period commencing six months before the Transfer Announcement Date and ending on the Latest Practicable Date:-

(a) The highest closing price of TRL Shares on the SGX-ST was $0.63, which price was transacted on 28 and 29 July 2003.

(b) The lowest closing price of TRL Shares on the SGX-ST was $0.31, which price was transacted on 11 March 2003.

The following chart depicts the **absolute** share price performance of TRL Shares from 1 July 2002 to the Latest Practicable Date.


Transfer Announcement Date
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03

Source: Bloomberg

The following chart depicts the **relative** share price performance of TRL Shares to the STI Index and the Singapore Properties Equities Index ("SESPROP") from 1 July 2002 to the Latest Practicable Date (both indices normalised to 100 at the start of the period).


Transfer Announcement Date
130
120
110
100
90
80
70
60
50
SESPROP
STI Index
TRL Shares
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03

Source: Bloomberg

(ii) ***Earnings***

The Offer Price under the Cash Alternative represents a historical price-earnings multiple of approximately 131.9 times based on the audited consolidated earnings per TRL Share of 0.47 cent for FY 2002 and the number of TRL Shares outstanding throughout FY 2002 of 226,869,326.

(iii) ***NTA***

The Offer Price under the Cash Alternative represents a premium of approximately 40.9 per cent. to the audited consolidated NTA per TRL Share of $0.44 as at 31 December 2002, based on the number of TRL Shares outstanding as at 31 December 2002 of 226,869,326.

7. COMPULSORY ACQUISITION AND DELISTING

Depending on the level of valid acceptances received during the Offer, CDL intends to delist and privatise TRL if the opportunity avails itself.

If CDL receives valid acceptances pursuant to the Offer in respect of not less than 90 per cent. of the Offer Shares, CDL intends to exercise its right under Section 215(1) of the Act, to compulsorily acquire those Offer Shares not acquired by CDL pursuant to the Offer. **In the event that CDL exercises such right, only the Cash Alternative will be offered to the dissenting shareholders of TRL.** If CDL is able to proceed with the compulsory acquisition, an application will be made by CDL to delist TRL from the Official List of the SGX-ST.

Dissenting shareholders of TRL have the right under and subject to Section 215(3) of the Act to require the Offeror to acquire their TRL Shares in the event that CDL or its nominees acquires, pursuant to the Offer, such number of TRL Shares which, together with the TRL Shares held by CDL, its related corporations or the respective nominees of CDL or its related corporations, comprise 90 per cent. or more of TRL's issued and paid-up share capital. Dissenting shareholders of TRL who wish to exercise such right are advised to seek their own independent legal advice.

Regardless of whether CDL is able to proceed with the compulsory acquisition, should CDL announce that valid acceptances have been received that bring the holdings owned by CDL and its Concert Parties to above 90 per cent. of the TRL Shares in issue, the SGX-ST may suspend the listing of TRL Shares in the Ready and Odd-Lots markets until such time it is satisfied that at least 10 per cent. of the TRL Shares in issue are held by at least 500 shareholders who are members of the public, pursuant to Rule 1105 of the SGX-ST Listing Manual. In such event, CDL has no intention to undertake any action for any such listing suspension to be lifted.

If CDL is not entitled to exercise rights of compulsory acquisition after the close of the Offer, but has an aggregate shareholding (together with its Concert Parties) of not less than 75 per cent. in TRL, CDL intends to make an application to the SGX-ST for the voluntary delisting of TRL from the Official List of the SGX-ST, pursuant to Rule 1306 of the SGX-ST Listing Manual. In this respect, Rule 1307 of the SGX-ST Listing Manual requires, *inter alia*, a reasonable exit alternative, which should normally be in cash, to be offered to the shareholders of TRL. However, under Rule 33 of the Code, CDL will not be able to make an exit offer on terms better than those made available under the Offer, without the consent of the SIC, if CDL should decide to seek a delisting of TRL within six months of the close of the Offer.

8. CONFIRMATION OF FINANCIAL RESOURCES

DBS Bank, as financial adviser to CDL in connection with the Offer, confirms that sufficient financial resources are available to CDL to satisfy in full all acceptances of the Offer.

9. OVERSEAS SHAREHOLDERS

The making of the Offer to Shareholders whose addresses are outside Singapore as shown in the Register of Members of TRL or, as the case may be, in the records of CDP (the "Overseas Shareholders") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, the Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of the Overseas Shareholders who wish to accept the Offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required, or compliance with other necessary formalities or legal requirements and the payment of any taxes, imposts, duties or other requisite payments due in such jurisdiction. Such Overseas Shareholders shall be liable for any such taxes, imposts, duties or other requisite payments payable and the Offeror and DBS Bank and any person acting on their behalf shall be fully indemnified and held harmless by such Overseas Shareholders for any such taxes, imposts, duties or other requisite payments as the Offeror and/or any person acting on their behalf may be required to pay. **If you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.**

This Offer Document, the FAA and the FAT have not been and will not be sent to any Overseas Shareholder due to potential restrictions on sending such documents to the relevant overseas jurisdictions. Any affected Overseas Shareholder may, nonetheless, obtain copies of this Offer Document, the FAA or FAT, as the case may be, and any related documents during normal business hours and up to the Closing Date, from the office of M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906. Alternatively, an Overseas Shareholder may write in to M & C Services Private Limited at the above-stated address to request for this Offer Document, the FAA or the FAT, as the case may be, and any related documents to be sent to an address in Singapore by ordinary post at his own risk (the last date for despatch in respect of such request shall be a date falling three Market Days prior to the Closing Date). The Offer is, however, made to all Shareholders (for all Offer Shares) including those to whom this Offer Document may not be despatched.

CDL and DBS Bank each reserves the right to notify any matter, including the fact that the Offer has been made, to any or all Shareholders (including the Overseas Shareholders) by announcement to the SGX-ST or paid advertisement in a daily newspaper published or circulated in Singapore, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any Shareholder to receive or see such announcement or advertisement.

10. RESPONSIBILITY STATEMENT

The Directors (including those who may have delegated detailed supervision of this Offer Document) have approved the issue of this Offer Document, and have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Offer Document are fair and accurate and that no material facts have been omitted from this Offer Document, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to the TRL Group), the sole responsibility of the Directors has been to ensure through reasonable enquiries that such information has been accurately extracted and reflected in this Offer Document.

11. GENERAL

The views of G.K. Goh Stockbrokers Pte Ltd, the independent financial adviser appointed by the board of TRL for the purpose of the Offer, will be made available to Shareholders in due course. Shareholders should consider its advice before taking any action in relation to the Offer.

Accidental omission to despatch this Offer Document, the FAA and/or the FAT, or any notice or announcement required to be given under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made shall not invalidate the Offer in any way.

The Offer, this Offer Document, the FAA and the FAT, all acceptances of the Offer, all contracts made pursuant thereto and all actions taken or made or deemed to be taken or made in connection with any of the foregoing shall be governed by, and construed in accordance with, the laws of the Republic of Singapore, and all accepting Shareholders agree by accepting the Offer to submit to the non-exclusive jurisdiction of the courts of Singapore. A person who is not a party to any contracts made pursuant to the Offer, this Offer Document, the FAA and the FAT has no rights under the Contracts (Rights of Third Parties) Act 2001 to enforce any term of such contracts.

The Offeror and DBS Bank each reserves the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as stated herein or in the FAA or the FAT, or if made otherwise than in accordance with the provisions herein and in the FAA and the FAT.

Additional general information is provided in Appendix II to this Offer Document. Your attention is also drawn to Appendices I to VI which form part of this Offer Document.

Yours faithfully
for and on behalf of
DBS BANK LTD

Lynn Goh Lee Ying
Managing Director
Mergers & Acquisitions Advisory
Investment Banking Group

ADDITIONAL INFORMATION ON CDL

1. INCORPORATION

CDL was incorporated in Singapore on 7 September 1963.

2. REGISTERED OFFICE

The registered office of CDL is at 36 Robinson Road, #04-01 City House, Singapore 068877.

3. SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of CDL is $2,000,000,000 divided into 4,000,000,000 CDL Shares and the issued and paid-up share capital of CDL is $408,279,235 divided into 816,558,470 CDL Shares, including the Consideration Shares but excluding any New CDL Shares.

There is only one class of ordinary shares in CDL. The rights and privileges of the CDL Shares are stated in the Articles of Association of CDL which are available for inspection as mentioned in paragraph 5(a) of Appendix II to this Offer Document.

Save for the Consideration Shares, no CDL Shares have been issued between the end of FY 2002 (being the latest audited financial year of CDL) and the Latest Practicable Date.

As at the Latest Practicable Date, CDL did not have any outstanding instruments convertible into, rights to subscribe for and options in respect of CDL Shares. As at the Latest Practicable Date, no share options have been granted under the City Developments Share Option Scheme 2001.

During the three financial years preceding the Offer Announcement Date, and up to the Latest Practicable Date, there has been no re-organisation of the share capital of CDL.

4. DIRECTORS

The names, addresses and descriptions of the Directors as at the Latest Practicable Date are set out below:-

Name	Address	Description
Kwek Leng Beng	12 Tanglin Hill, Singapore 248049	Executive Chairman
Kwek Leng Joo	2 Chatsworth Avenue, Singapore 249846	Managing Director
Tan I Tong	14 Thiam Siew Avenue, Singapore 436851	Director
Chee Keng Soon	7 Jalan Buloh Perindu, Singapore 457665	Independent Director
Sim Miah Kian	18 Dalkeith Road, Singapore 299636	Director
Chow Chiok Hock	1 Fir Avenue, Singapore 279691	Director
Ong Pang Boon	8 Grove Lane, Singapore 279014	Director
Foo See Juan	110 Tanjong Rhu Road, #13-02 Camelot, Singapore 436928	Independent Director

Name	Address	Description
Kwek Leng Peck	301 Tanglin Road, Singapore 247950	Director
Han Vo-Ta	8 Paterson Hill #10-16, Singapore 238567	Independent Director
Tang See Chim	23 Victoria Park Road, Singapore 266502	Independent Director

5. SUMMARY OF FINANCIAL PERFORMANCE

The consolidated profit and loss statements of CDL for FY 2000, FY 2001 and FY 2002 and the three months ended 31 March 2002 and 31 March 2003 are summarised in the table below:-

	← Audited →			← Unaudited →	
	FY 2000 (restated)[1] ($'000)	**FY 2001** (restated)[2] ($'000)	**FY 2002** ($'000)	**3 months ended 31 March 2002** ($'000)	**3 months ended 31 March 2003** ($'000)
Revenue	2,626,328	2,227,002	2,288,696	542,391	510,852
Profit before taxation	546,159	138,886	243,083	60,916	59,795
Taxation	(150,057)	(52,881)	(43,424)	(25,993)	(11,826)
Profit after taxation	396,102	86,005	199,659	34,923	47,969
Minority interests	(109,355)	(32,234)	(48,456)	452	(9,823)
Profit after taxation and minority interests	286,747	53,771	151,203	35,375	38,146
Net earnings per share (cents)	35.80	6.71	18.88	4.42	4.76
Gross dividends per share (cents)	7.50	7.50	7.50	–	–
Net dividends per share (cents)	5.66	5.85	5.85	–	–

Notes:

1. Figures for FY 2000 were restated in CDL's Annual Report for FY 2001 to conform with new or revised accounting standards implemented in 2001.
2. Figures for FY 2001 were restated in CDL's Annual Report for FY 2002 to conform with requirements arising from the implementation of SAS12 (2001) – *Income Taxes* during FY2002.
3. There were no exceptional items reported in the financial periods tabulated above.
4. Sources: CDL's Annual Reports for FY 2001 and FY 2002 and First Quarter Financial Statement and Dividend Announcement for the three months ended 31 March 2003.

6. STATEMENT OF ASSETS AND LIABILITIES

The audited consolidated balance sheet of CDL as at 31 December 2002 and the unaudited consolidated balance sheet of CDL as at 31 March 2003 are summarised in the table below:-

Consolidated Balance Sheet	**Audited as at 31 December 2002**	**Unaudited as at 31 March 2003**
	($'000)	*($'000)*
Non-current assets	7,740,778	9,305,004
Current assets	3,527,686	3,643,052
Current liabilities	(1,613,475)	(1,572,558)
Net current assets	1,914,211	2,070,494
Non-current liabilities	(4,410,272)	(4,966,731)
Minority interests	(1,382,546)	(1,962,985)
Net assets	**3,862,171**	**4,445,782**
Share capital	400,511	400,511
Reserves	3,461,660	4,045,271
Shareholders' funds	**3,862,171**	**4,445,782**
Consolidated NTA per share ($)	4.80	5.53

Note:

Sources: CDL's Annual Report for FY 2002 and First Quarter Financial Statement and Dividend Announcement for the three months ended 31 March 2003.

7. CHANGE IN ACCOUNTING POLICY

With effect from 1 January 2003, the CDL Group changed its accounting policy on hotel properties, from stating the properties at cost less depreciation to stating the properties at re-valued amounts less depreciation. Consequentially, the residual value of the core component of the hotel buildings was re-evaluated. With this re-evaluation, the Directors concluded that the estimates of residual value used by M&C, a major subsidiary of the CDL Group, are appropriate for use by the CDL Group. The re-valued amounts of the hotel properties are based on the re-valued amounts adopted by M&C. M&C's policy is to re-value approximately one-third of its hotel properties each year.

These changes, which are applied prospectively, have had the following impact on the unaudited net profit of the CDL Group for the three months ended 31 March 2003:-

	($'000)
Net profit before change in accounting policy for hotel properties	31,932
Effect of change	6,214
Net profit for the period	38,146

In addition, an asset revaluation reserve of $522.5 million on hotel properties was recognised. As a result of the aforesaid, the consolidated NTA per CDL Share increased by $0.66 to $5.53 while the consolidated net asset value per CDL Share increased by $0.66 to $5.55.

8. MATERIAL CHANGES IN FINANCIAL POSITION

Save as disclosed in this Offer Document and save for information on the CDL Group which is publicly available, including the Annual Report of CDL for FY 2002 and the First Quarter Financial Statement and Dividend Announcement of CDL for the three months ended 31 March 2003 released on 29 May 2003, as at the Latest Practicable Date, there has been no publicly known material change in the financial position of the CDL Group since 31 December 2002, being the date of the last balance sheet of CDL laid before its shareholders in general meeting.

CDL is expected to release its Second Quarter and Half Year Financial Statement and Dividend Announcement for the three months ended 30 June 2003 and six months ended 30 June 2003 around the end of August 2003, on a date to be fixed.

9. INDEBTEDNESS AND CONTINGENT LIABILITY

(a) Indebtedness

Set out below are details of the bank overdrafts, loans, other similar indebtedness, mortgages, charges and guarantees of the CDL Group as at 31 December 2002 (being the date to which the latest audited balance sheet has been made up):-

	Audited as at 31 December 2002 *($'000)*
Repayable within 12 months	
- Bank overdrafts	4,980
- Bank loans (secured)	1,749
- Bank loans (unsecured)	106,882
- Term loans (secured)	149,640
- Term loans (unsecured)	288,131
- Finance lease creditors	33,027
- Bonds and notes (unsecured)	190,351
	774,760
Repayable after 12 months	
- Term loans (secured)	2,152,623
- Term loans (unsecured)	573,305
- Finance lease creditors	17,698
- Bonds and notes (secured)	609,968
- Bonds and notes (unsecured)	693,000
	4,046,594
	4,821,354

The CDL Group had no guarantees outstanding as at 31 December 2002, other than guarantees issued by CDL on behalf of its subsidiaries.

(b) Contingent liability

As at the Latest Practicable Date, the CDL Group recognises the following as a contingent liability. The information provided below is based on disclosures made in the CDL Annual Report for FY 2002 and the M&C Annual Report for FY 2002:-

Millenium Hilton, New York

The Millenium Hilton, New York, a hotel owned by CDL's subsidiary, M&C, was closed as a result of the 11 September 2001 terrorist attacks in New York City. Proceeds of US$49.5 million (approximately $86 million) from the insurance claim have now been received in respect of the property and business interruption claims. However, in January 2003, the insurance company took legal action to seek clarification of the indemnity period under the business interruption coverage in the policy. The insurer contends that the hotel is only covered for business interruption losses for 12 months from the date of the damage and a maximum extended period of indemnity of a further 6 months from the date of re-opening. The M&C group has been advised that the coverage applies for the full period up to the re-opening plus a further 12-month period thereafter. The insurers have also applied to rescind the coverage entirely (including in relation to the property claim).

The M&C group has taken legal advice and based on this, and its own information, considers that the policy was appropriately issued and that its interpretation of the period of business interruption cover is correct. Based upon the facts known when the audited financial statements of the M&C group for FY 2002 were finalised, the view of the M&C group's legal counsel is that the likelihood of the insurance company rescinding the coverage entirely is remote. The directors of M&C consider that the possibility of the M&C group being required to repay any amounts already received from the insurers is slight, that the M&C group's balance sheet adequately reflects the insurance claim and, based on the legal advice received, that no adjustment is required in the M&C group's accounts for the year ended 31 December 2002.

10. MATERIAL LITIGATION

As at the Latest Practicable Date, the CDL Group is not engaged in any litigation as plaintiff or defendant, which might materially and adversely affect the financial position of the CDL Group taken as a whole. The Directors are not aware of any legal or arbitration proceedings pending or threatened against the CDL Group, or any facts likely to give rise to any such proceedings, which might materially and adversely affect the financial position of the CDL Group taken as a whole.

11. MATERIAL CONTRACT WITH INTERESTED PERSONS

The following is the only material contract, not being a contract entered into in the ordinary course of business carried on or presently intended to be carried on by the CDL Group, that the CDL Group has entered into with its interested persons (as defined under the Note on Rule 23.12 of the Code) during the three years preceding the Offer Announcement Date and up to the Latest Practicable Date:-

Share transfer agreement dated 25 June 2003 entered into amongst CDL and HLIH, Hong Leong Holdings Limited, Hong Realty (Private) Limited, Hong Leong Corporation Holdings Pte Ltd, Hong Leong Enterprises Pte. Ltd., Garden Estates (Pte.) Limited, SGI Investment Holdings Pte Ltd, Gordon Properties Pte. Limited, and Welkin Investments Pte Ltd, in relation to the Transfer.

ADDITIONAL GENERAL INFORMATION

1. DISCLOSURE OF INTERESTS

(a) Based on the information available to CDL as at the Latest Practicable Date, CDL and its Concert Parties have direct interests in an aggregate of 150,667,920 **TRL Shares**, representing approximately 66.412% of the issued share capital of TRL. The details are as follows:-

Name	No. of TRL Shares Direct Interest	Percentage
CDL Group		
CDL[1]	5,306,400	2.339%
City Developments Realty Limited ("CDRL")	180,576	0.080%
Aston Properties Pte Ltd ("APPL")	7,000,000	3.085%
Golden Rajah Restaurant (Private) Limited ("GRR")	2,809,779	1.238%
City Sovereign Pte. Ltd. ("CSPL")	400,000	0.176%
Faber Rhine Properties Pte Ltd ("FRP")	24,000,000	10.579%
Sunshine Plaza Pte Ltd ("SPPL")	27,700,000	12.210%
Bloomsville Investments Pte Ltd ("BIPL")	25,700,000	11.328%
Trans Oil Pte Ltd ("TOPL")	5,000,000	2.204%
Guilin Park Properties Pte Ltd ("GPPL")	27,800,000	12.254%
Directors of CDL		
Kwek Leng Beng	2,777,820	1.224%
Sim Miah Kian[2]	1,454,776	0.641%
Kwek Leng Joo	457,776	0.202%
Kwek Leng Peck	336,600	0.148%
Tan I Tong	210,756	0.093%
Foo See Juan	13,000	0.006%
Other Concert Parties		
Hong Leong Foundation	8,496,840	3.745%
Hong Villa (Pte.) Limited	582,120	0.257%
Kwek Geok Luan[3]	1,434,207	0.632%
Kwek Lee Hoon[4]	881,909	0.389%
Quek Bee Heong	563,788	0.249%
Wee Siew Cheng	423,188	0.187%
Yeo Wei Ping, Patricia	182,951	0.081%
Yeo Wee Eng, Vincent	140,951	0.062%
Kwek Lay Har	100,000	0.044%
Kwek Lay Hong	122,960	0.054%

Name	No. of TRL Shares Direct Interest	Percentage
Kwek Lay Hoon	208,296	0.092%
Kwek Lay Kuan	214,480	0.095%
Kwek Lay Yong	88,000	0.039%
Kwek Leng Keow	340,000	0.150%
Teo Suan Chin	288,728	0.127%
Quek Leng Chan	430,745	0.190%
Quek Leng Chye	387,090	0.171%
Kwek Leng Hai	370,260	0.163%
Kwek Leng San	370,260	0.163%
Kwek Leng Seng	370,260	0.163%
Kwek Guat Kim	348,600	0.154%
Kwek Lay Lian	336,600	0.148%
Kwek Kon Eng	148,104	0.065%
Kwek Kon Yew	148,104	0.065%
Kwek Su-Yien nee Shian	74,052	0.033%
Estate of Kwek Hong Lye	437,580	0.193%
Kwek Leng Kee	1,033,870	0.456%
Quek Seok Choo[(5)]	341,880	0.151%
Kwek Lay Choo	552,930	0.244%
Huang Siew Bin	96,200	0.042%
Lim Siew Toh Lucy	4,164	0.002%
Chia Ngiang Hong	1,320	0.001%

Notes:

1. *CDL is deemed to be interested in the 120,590,355 TRL Shares held by CDRL, APPL, GRR, CSPL, FRP, SPPL, BIPL, TOPL and GPPL, all wholly-owned subsidiaries of CDL.*

2. *Mr Sim Miah Kian's interest includes his deemed interest in 523,120 TRL Shares held by his spouse, Madam Lee Siew Seng.*

3. *Madam Kwek Geok Luan's interest includes her deemed interest in 624,867 TRL Shares held by her spouse, Mr Yeo Chee Peng, David.*

4. *Madam Kwek Lee Hoon's interest includes her deemed interest in 348,480 TRL Shares held by her spouse, Mr Gan Khai Choon.*

5. *Madam Quek Seok Choo's interest includes her deemed interest in 5,280 TRL Shares held by her spouse, Mr Huang Siong Kah.*

Save as disclosed above, and based on the information available to CDL as at the Latest Practicable Date, neither CDL nor any of its Concert Parties owns, controls or has agreed to acquire any TRL Shares as at the Latest Practicable Date.

(b) Based on the information available to CDL as at the Latest Practicable Date, the Directors and other Concert Parties have direct interests in an aggregate of 405,188,107 **CDL Shares**, representing approximately 49.621% of the issued and paid-up share capital of CDL (including the Consideration Shares but excluding any New CDL Shares). The details are as follows:-

Name	No. of CDL Shares Direct Interest	Percentage
Directors of CDL		
Tan I Tong	10,467	0.001%
Tang See Chim	10,000	0.001%
Other Concert Parties		
Abbottin Properties Pte Limited	3,390,171	0.415%
Euroform (S) Pte. Limited	17,820,950	2.182%
Falcon Properties Pte. Limited	1,400	0.000%
Garden Estates (Pte.) Limited	18,622,151	2.281%
Gordon Properties Pte. Limited	8,458,047	1.036%
Hong Leong Corporation Holdings Pte Ltd	14,481,667	1.773%
Hong Leong Enterprises Pte. Ltd.	8,524,530	1.044%
Hong Leong Holdings Limited	135,261,343	16.565%
Hong Leong Investment Holdings Pte. Ltd.	127,426,669	15.605%
Hong Realty (Private) Limited	29,170,931	3.572%
Hotel Orchid Limited	779,328	0.095%
Interfab Private Limited	5,135,256	0.629%
Island Holdings Pte. Ltd.	1,765,368	0.216%
Millennium Securities Pte Ltd	1,100	0.000%
NIN Investment Holdings Pte Ltd	13,783,173	1.688%
SGI Investment Holdings Pte Ltd	14,320,377	1.754%
Singapore Cement Industrial Company (Private) Limited	1,365,234	0.167%
United Industrial Paper Products Manufacturing Company (Private) Limited	648,203	0.079%
Welkin Investments Pte Ltd	759,484	0.093%
Hong Leong Foundation	2,805,508	0.343%
Hong Villa (Pte.) Limited	500	0.000%
Kwek Geok Luan[(1)]	226,400	0.028%
Kwek Lay Lian	67,200	0.008%
Quek Bee Heong	76,334	0.009%
Kwek Lee Hoon[(2)]	124,512	0.015%
Chia Fuk Fie @ Tjia Fuk Fie	20,000	0.002%
Lim Siew Toh Lucy	25,852	0.003%
Chia Ngiang Hong	9,095	0.001%
Ng Tiong Bee	3,657	0.000%
Sim Boon Hwee[(3)]	1,200	0.000%
Thio Gim Hock	15,000	0.002%
Wong Hong Ren[(4)]	4,000	0.000%

Name	No. of CDL Shares Direct Interest	Percentage
Wrixon Frank Gasteen	2,000	0.000%
Ong Chee Boon	14,000	0.002%
Ong Juey Ming	10,000	0.001%
Tan Siok Shong	2,000	0.000%
Tan Siok Sun	3,000	0.000%
Lim Peck Oon, Jane	2,000	0.000%
Gui Boon Sui	40,000	0.005%

Notes:

1. *Madam Kwek Geok Luan's interest includes her deemed interest in 86,400 CDL Shares held by her spouse, Mr Yeo Chee Peng, David.*

2. *Madam Kwek Lee Hoon's interest includes her deemed interest in 79,512 CDL Shares held by her spouse, Mr Gan Khai Choon.*

3. *Mr Sim Boon Hwee's interest includes his deemed interest in 1,000 CDL Shares held by his spouse, Mdm Teo Phek Geok.*

4. *Mr Wong Hong Ren's interest comprise his deemed interest in 4,000 CDL Shares held by his spouse, Mdm Phee Eng Ngoh.*

Save as disclosed above, and based on the information available to CDL as at the Latest Practicable Date, none of the Concert Parties owns, controls or has agreed to acquire any CDL Shares as at the Latest Practicable Date.

(c) Based on the information available to CDL as at the Latest Practicable Date, save for the Transfer, neither CDL nor any of its Concert Parties has dealt for value in any TRL Shares during the period commencing six months prior to the Transfer Announcement Date and ending on the Latest Practicable Date.

(d) Based on the information available to CDL as at the Latest Practicable Date, set out below are the details of dealings in **CDL Shares** by certain Concert Parties during the period commencing six months prior to the Transfer Announcement Date and ending on the Latest Practicable Date.

Name	Date	Purchase or Sale	Number of CDL Shares	Price per CDL Share ($)
Tang See Chim	17.04.2003	Purchase	10,000	3.46
Ong Juey Ming	17.04.2003	Purchase	10,000	3.44
Ong Chee Boon	25.02.2003	Purchase	1,000	3.92
	27.02.2003	Purchase	1,000	3.78
	23.04.2003	Purchase	2,000	3.32
	24.04.2003	Purchase	1,000	3.18
	06.05.2003	Purchase	2,000	3.52
Lim Siew Toh Lucy	23.04.2003	Purchase	2,000	3.32
Gui Boon Sui	10.05.2003	Purchase	40,000	3.84
Chia Fuk Fie @	14.05.2003	Purchase	10,000	3.56
Tjia Fuk Fie	30.05.2003	Purchase	10,000	3.76

Save as disclosed above and save for the issue of the Consideration Shares to the Transferors, and based on the information available to CDL as at the Latest Practicable Date, neither the Directors nor any of the Concert Parties has dealt for value in any CDL Shares during the period commencing six months prior to the Transfer Announcement Date and ending on the Latest Practicable Date.

Disclosures pursuant to Rule 12.1 of the Code

On the Transfer Announcement Date and as at the Latest Practicable Date, DBS Asset Management Ltd, a wholly-owned subsidiary of DBS Bank, held 2,363,000 CDL Shares for the accounts of its discretionary investment clients. Details of transactions in CDL Shares for the accounts of such clients during the period commencing six months prior to the Transfer Announcement Date and ending on the Latest Practicable Date are tabulated below:-

Date	Purchase or Sale	Number of CDL Shares	Price per CDL Share ($)
28.01.2003	Purchase	123,000	4.1748
05.02.2003	Purchase	90,000	3.9378
06.02.2003	Purchase	403,000	3.6533
07.02.2003	Purchase	100,000	4.0020
03.03.2003	Sale	60,000	3.8066
13.03.2003	Sale	50,000	3.6000
14.03.2003	Sale	127,000	3.6814
18.03.2003	Sale	57,000	3.8035
10.04.2003	Sale	103,000	3.6017
14.04.2003	Sale	12,000	3.4516
16.04.2003	Sale	114,000	3.4960
24.04.2003	Sale	166,000	3.2232
28.04.2003	Purchase	635,000	3.2222
13.05.2003	Sale	60,000	3.6200
20.05.2003	Sale	131,000	3.4918
10.06.2003	Sale	291,000	4.3138

(e) Save as disclosed in paragraph 1 of this Appendix II, none of the Directors are interested (as interpreted in accordance with Section 164 of the Act), directly or indirectly, in any CDL Shares and/or TRL Shares as at the Latest Practicable Date.

(f) As at the Latest Practicable Date, neither CDL nor any of its Concert Parties has received any irrevocable undertaking from any Shareholder to accept or reject the Offer.

(g) To the best knowledge of the Directors as at the Latest Practicable Date, neither CDL nor any of its Concert Parties has entered into any arrangement of the kind referred to in Note 7 on Rule 12 of the Code, including indemnity or option arrangements, nor any agreement or understanding, formal or informal, of whatever nature, relating to the CDL Shares and/or TRL Shares which may be an inducement to deal or refrain from dealing in CDL Shares and/or TRL Shares.

(h) Save for the share transfer agreement disclosed on page 4 of this Offer Document, as at the Latest Practicable Date, there is no agreement, arrangement or understanding between CDL or any of its Concert Parties and any of the present or recent directors of TRL or the present or recent Shareholders having any connection with or dependence upon the Offer.

(i) The Offer Shares may be held by subsidiaries of CDL or a nominee company on behalf of such subsidiaries. CDL and its subsidiaries reserve the right to transfer any of the Offer Shares to any of their related corporations (within the meaning of Section 6 of the Act). As at the Latest Practicable Date, save as disclosed in this Offer Document, there is no agreement, arrangement or understanding whereby any Offer Shares will or may be transferred to any other person.

(j) No payment or other benefit will be made or given to any director of TRL or any corporation which is by virtue of Section 6 of the Act deemed to be related to TRL, as compensation for loss of office or otherwise in connection with the Offer.

(k) Save for the share transfer agreement disclosed on page 4 of this Offer Document, there is no agreement or arrangement made between CDL and any of the directors of TRL or any other person in connection with or conditional upon the outcome of the Offer or otherwise connected with the Offer.

(l) There is no agreement, arrangement or understanding between CDL or any of its Concert Parties and any Director whereby the total emoluments received by the Directors will be affected or varied as a consequence of the Transfer or the Offer.

(m) There is no restriction in the Memorandum or Articles of Association of TRL on the right to transfer any Offer Shares, which has the effect of requiring the holders of such Offer Shares, before transferring them, to offer them for purchase to members of TRL or to any person.

2. GENERAL

(a) Save for information on the TRL Group which is publicly available (including the Annual Report of TRL for FY 2002, the unaudited First Quarter Financial Statement Announcement in respect of the three months ended 31 March 2003, and the unaudited Second Quarter and Half Year Financial Statement Announcement in respect of the three months ended 30 June 2003 and six months ended 30 June 2003), there has not been, within the knowledge of CDL, any material change in the financial position or prospects of the TRL Group since 31 December 2002, being the date of the latest balance sheet of TRL laid before its members in general meeting.

TRL has stated in its Second Quarter and Half Year Financial Statement Announcement in respect of the three months ended 30 June 2003 and six months ended 30 June 2003 that the respective reports of its auditors, KPMG, and the independent financial adviser appointed by the board of TRL for the purpose of the Offer, G.K. Goh Stockbrokers Pte Ltd, on the unaudited consolidated profit and loss accounts for the quarter and half year ended 30 June 2003 will be included in the circular to be despatched in due course by TRL to its shareholders.

(b) All costs and expenses incidental to the Offer including the preparation and circulation of this Offer Document (other than professional fees and other costs relating to the Offer or any revision thereof incurred or to be incurred by TRL) and stamp duty and transfer fees resulting from acceptances of the Offer will be paid by the Offeror.

(c) DBS Bank has given and has not withdrawn its written consent to the issue of this Offer Document with the inclusion herein of its name and letters and all references thereto in the form and context in which they respectively appear.

(d) KPMG has given and has not withdrawn its written consent to the issue of this Offer Document with the inclusion herein of its name and letter and all references thereto in the form and context in which they respectively appear.

3. MARKET QUOTATION

The following table sets out the highest, lowest and last transacted prices and trading volume of TRL Shares on the SGX-ST on a monthly basis from December 2002 to April 2003 as reported in "Pulses", a monthly publication by the SGX-ST, and on a daily basis from 1 May 2003 to the Latest Practicable Date, as reported in Bloomberg:-

Date		Volume ('000 shares)	← Price per TRL Share → Highest ($)	Lowest ($)	Last Transacted ($)
December 2002		662	0.370	0.320	0.330
January 2003		411	0.365	0.330	0.340
February 2003		660	0.380	0.325	0.380
March 2003		743	0.390	0.310	0.335
April 2003		381	0.360	0.325	0.360
May 2003					
	01/05/2003	Public Holiday			
	02/05/2003	111	0.370	0.340	0.370
	03/05/2003	Saturday			
	04/05/2003	Sunday			
	05/05/2003	15	0.385	0.365	0.385
	06/05/2003	6	0.370	0.370	0.370
	07/05/2003	–	–	–	–
	08/05/2003	134	0.390	0.380	0.380
	09/05/2003	1	0.370	0.370	0.370
	10/05/2003	Saturday			
	11/05/2003	Sunday			
	12/05/2003	28	0.390	0.390	0.390
	13/05/2003	25	0.380	0.380	0.380
	14/05/2003	173	0.400	0.380	0.400
	15/05/2003	Public Holiday			
	16/05/2003	18	0.370	0.360	0.370
	17/05/2003	Saturday			
	18/05/2003	Sunday			
	19/05/2003	40	0.360	0.360	0.360
	20/05/2003	54	0.365	0.355	0.365
	21/05/2003	6	0.360	0.355	0.360
	22/05/2003	15	0.350	0.340	0.350
	23/05/2003	4	0.370	0.360	0.370
	24/05/2003	Saturday			
	25/05/2003	Sunday			
	26/05/2003	31	0.380	0.370	0.380
	27/05/2003	–	–	–	–
	28/05/2003	6	0.380	0.380	0.380
	29/05/2003	14	0.380	0.380	0.380
	30/05/2003	26	0.385	0.385	0.385
	31/05/2003	Saturday			

Date		Volume ('000 shares)	Highest ($)	Lowest ($)	Last Transacted ($)
			← Price per TRL Share →		
June 2003					
	01/06/2003	Sunday			
	02/06/2003	216	0.410	0.400	0.405
	03/06/2003	90	0.410	0.400	0.405
	04/06/2003	65	0.400	0.400	0.400
	05/06/2003	43	0.400	0.400	0.400
	06/06/2003	30	0.400	0.400	0.400
	07/06/2003	Saturday			
	08/06/2003	Sunday			
	09/06/2003	120	0.410	0.405	0.405
	10/06/2002	115	0.420	0.405	0.420
	11/06/2003	374	0.460	0.420	0.450
	12/06/2003	129	0.445	0.435	0.435
	13/06/2003	98	0.460	0.425	0.445
	14/06/2003	Saturday			
	15/06/2003	Sunday			
	16/06/2003	–	–	–	–
	17/06/2003	25	0.425	0.425	0.425
	18/06/2003	67	0.430	0.420	0.425
	19/06/2003	60	0.425	0.415	0.425
	20/06/2003	16	0.440	0.425	0.440
	21/06/2003	Saturday			
	22/06/2003	Sunday			
	23/06/2003	224	0.445	0.440	0.440
	24/06/2003	80	0.440	0.440	0.440
	25/06/2003	364	0.495	0.445	0.480
	26/06/2003	10,046	0.610	0.600	0.610
	27/06/2003	3,699	0.615	0.600	0.605
	28/06/2003	Saturday			
	29/06/2003	Sunday			
	30/06/2003	684	0.615	0.605	0.605
July 2003					
	01/07/2003	124	0.605	0.605	0.605
	02/07/2003	611	0.605	0.605	0.605
	03/07/2003	1,006	0.610	0.605	0.605
	04/07/2003	102	0.610	0.605	0.605
	05/07/2003	Saturday			

Date	Volume ('000 shares)	Highest ($)	Lowest ($)	Last Transacted ($)
		← Price per TRL Share →		
06/07/2003	Sunday			
07/07/2003	623	0.620	0.605	0.620
08/07/2003	323	0.620	0.620	0.620
09/07/2003	277	0.630	0.620	0.625
10/07/2003	497	0.635	0.625	0.625
11/07/2003	65	0.625	0.620	0.625
12/07/2003	Saturday			
13/07/2003	Sunday			
14/07/2003	143	0.620	0.595	0.620
15/07/2003	76	0.620	0.615	0.615
16/07/2003	270	0.625	0.620	0.625
17/07/2003	54	0.630	0.615	0.615
18/07/2003	442	0.625	0.620	0.625
19/07/2003	Saturday			
20/07/2003	Sunday			
21/07/2003	776	0.625	0.625	0.625
22/07/2003	47	0.625	0.625	0.625
23/07/2003	92	0.625	0.625	0.625
24/07/2003	1,528	0.630	0.625	0.625
25/07/2003	949	0.630	0.625	0.625
26/07/2003	Saturday			
27/07/2003	Sunday			
28/07/2003	139	0.630	0.630	0.630
29/07/2003	398	0.635	0.630	0.630

4. STATEMENT BY DBS BANK

DBS Bank acknowledges that, to the best of its knowledge and belief, having made all reasonable enquiries and based on information made available to it, this Offer Document constitutes a full and true disclosure of all material facts about the Offer and the Offeror.

Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to the TRL Group), the sole responsibility of DBS Bank has been to ensure that such information has been accurately extracted and reflected in this Offer Document.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at CDL's registered office at 36 Robinson Road, #04-01 City House, Singapore 068877, during normal business hours, while the Offer remains open for acceptance:-

(a) the Memorandum and Articles of Association of CDL;

(b) the material contract referred to in paragraph 11 of Appendix I to this Offer Document;

(c) the letters of consent from DBS Bank and KPMG referred to in paragraphs 2(c) and 2(d) respectively, of this Appendix II; and

(d) the Annual Reports of CDL for FY 2001 and FY 2002, and the First Quarter Financial Statement and Dividend Announcement of CDL for the three months ended 31 March 2003.

STATEMENT OF PROSPECTS OF THE CDL GROUP

The following statement of prospects in respect of FY 2003 (the "Statement of Prospects") was made in the Chairman's Statement set out in CDL's Annual Report for FY 2002:-

> *"Whilst the start of the Iraqi war initially created some stability for the market, the days ahead are unclear. A long and protracted war would affect the worldwide economy including Singapore. Given the current uncertainties, it is difficult at this stage to predict the Group's performance in 2003 but we expect that we will continue to operate profitably."*

The Statement of Prospects was not made in connection with the Offer. The Directors have not issued a profit forecast for the CDL Group for FY 2003 in connection with the Offer.

The Statement of Prospects, for which the Directors are solely responsible, has been made on bases consistent with the accounting policies normally adopted by the CDL Group and is based on the following assumptions:-

(a) There will be no material changes in the existing:-

- political, regulatory or legal conditions;
- economic and financial environment and conditions; or
- investor sentiments or consumer confidence,

affecting (i) the trading activities, operations and/or cost structures of the CDL Group, the suppliers and customers of the CDL Group; and/or (ii) the hospitality, property development, property investment and any other industry sectors in which the CDL Group operates; and/or (iii) the countries in which the CDL Group operates.

(b) There will be no material adverse impact on the activities and operations of the CDL Group, its suppliers and its customers arising from:-

- the outbreak of epidemics, including but not limited to a recurrence of Severe Acute Respiratory Syndrome ("SARS");
- wars and/or threats of war, whether in the Middle East, the Korean peninsula or elsewhere in the world;
- terrorist attacks and/or heightened alerts or threats of such attacks;
- economic and/or financial crises;
- earthquakes, storms, floods and other natural calamities; or
- accidents and catastrophies caused by man (whether through negligence or otherwise).

(c) There will be no material changes in the bases or rates of taxation, tariffs, duties, Central Provident Fund contributions and social security contributions, from those prevailing and which may affect the CDL Group's financial performance or position.

(d) There will be no material changes in foreign currency exchange rates, interest rates or inflation rates.

(e) There will be no material changes in the structure and principal activities of the CDL Group.

(f) There will be no material changes in the management and organisational structure of the CDL Group.

(g) There will be no acquisitions or disposals of subsidiaries or associated companies or assets by the CDL Group other than those anticipated.

(h) There will be no material capital expenditure other than those budgeted for.

(i) There will not be any adverse outcome arising from existing disputes and litigation and, as at the Latest Practicable Date, it is not anticipated that there will be any material adverse impact to the business arising from any future disputes (whether litigious in nature or otherwise).

(j) There will be no material disruption to the business of the CDL Group relating to labour disputes with, or strikes by, employees of the CDL Group or workers employed by contractors engaged by the CDL Group.

(k) There will be no requirement for material provisions to be made by the CDL Group in respect of any assets, contingent liabilities, abnormal bad debts, claims from third parties or uncompleted projects.

(l) Except as provided for in the existing hotel management contracts, the M&C group will continue to manage its entire portfolio of hotels globally, and there will be no disruptions due to any reason whatsoever.

LETTER FROM DBS BANK IN RELATION TO THE STATEMENT OF PROSPECTS OF THE CDL GROUP

29 July 2003

The Board of Directors
City Developments Limited
36 Robinson Road
#04-01 City House
Singapore 068877

Dear Sirs

MANDATORY UNCONDITIONAL OFFER BY DBS BANK LTD FOR AND ON BEHALF OF CITY DEVELOPMENTS LIMITED FOR TARGET REALTY LIMITED

This letter has been prepared for inclusion in the Offer Document. Capitalised terms used in this letter have the same meanings as those defined in the Offer Document.

We have examined the Statement of Prospects as set out in Appendix III to the Offer Document. We have discussed the assumptions underlying the Statement of Prospects with the Directors and have also considered the letter dated 29 July 2003 by KPMG, set out in Appendix V to the Offer Document, concerning the accounting policies, bases and assumptions upon which the Statement of Prospects was prepared.

On the bases and assumptions made by the Directors and the examination of the accounting policies, bases and assumptions by KPMG, we are of the opinion that the Statement of Prospects (for which the Directors are solely responsible) has been made by the Directors after due and careful enquiry.

Yours faithfully
For and on behalf of
DBS BANK LTD

Lynn Goh Lee Ying
Managing Director
Mergers & Acquisitions Advisory
Investment Banking Group

LETTER FROM KPMG IN RELATION TO THE STATEMENT OF PROSPECTS OF THE CDL GROUP

The Board of Directors
City Developments Limited
36 Robinson Road
#04-01 City House
Singapore 068877

29 July 2003

Dear Sirs

Statement of Prospects of CDL Group

We provide this report solely to the directors of City Developments Limited ("Company") for inclusion in the Offer Document to be issued in connection with the Company's mandatory unconditional offer to acquire all the issued ordinary shares in Target Realty Limited, other than those already held by the Company, its related corporations or the respective nominees of the Company or its related corporations as at the date of the Offer.

The Company had made the following comment ("forecast") in the Chairman's Statement in CDL's Annual Report 2002 (dated 26 March 2003):-

"Whilst the start of the Iraqi war initially created some stability for the market, the days ahead are unclear. A long and protracted war would affect the worldwide economy including Singapore. Given the current uncertainties, it is difficult at this stage to predict the Group's performance in 2003 but we expect that we will continue to operate profitably."

We have examined the forecast in accordance with Singapore Standards on Auditing applicable to the examination of prospective financial information to the extent it applies to narrative information. The directors are solely responsible for the forecast as well as the bases and assumptions set out in Appendix III on which the forecast is based.

In our capacity as the reporting accountants and based on our examination of the evidence supporting the bases and assumptions, nothing has come to our attention which causes us to believe that these bases and assumptions do not provide a reasonable basis for the forecast. Further, in our opinion, the forecast, so far as the accounting policies and calculations are concerned, is properly prepared on the bases and assumptions, and in all material aspects, is based on financial information which is consistent with the accounting policies normally adopted by the Group.

Actual results may be different from the forecast since anticipated events frequently do not occur as expected and the variation may be material.

Our work in connection with the forecast has been undertaken solely for the purposes of reporting to the directors under the Singapore Code on Take-overs and Mergers for the purpose of meeting regulatory requirements for the Offer Document, and is not intended to be relied on for any other purposes.

Yours faithfully

KPMG
Certified Public Accountants
Singapore

OTHER TERMS OF THE OFFER

1. Procedures for Acceptance

(a) Procedure for acceptance by Depositors whose Securities Accounts are or will be credited with Offer Shares

(i) Depositors whose Securities Accounts are credited with Offer Shares

If you have Offer Shares standing to the credit of the "Free Balance" of your Securities Account, you are entitled to receive this Offer Document together with the FAA. If you wish to accept the Offer, you should complete and sign the FAA in accordance with the provisions and instructions in this Offer Document, including the provisions and instructions printed on the FAA (which provisions and instructions shall be deemed to form part of the terms of the Offer) and forward the completed and executed FAA in the enclosed pre-addressed envelope **either by hand**, to:-

City Developments Limited
c/o The Central Depository (Pte) Limited
4 Shenton Way #02-01
SGX Centre 2
Singapore 068807

or by post, at your own risk, to:-

City Developments Limited
c/o The Central Depository (Pte) Limited
Robinson Road Post Office
P.O. Box 1984
Singapore 903934

so as in either case to arrive <u>not later than</u> 3.30 p.m. on the Closing Date.

An acknowledgement of receipt of the FAA will be given by CDP if the FAA is submitted by hand at CDP's counter. No acknowledgement of receipt will be given for the FAAs sent by post or deposited into boxes located at CDP's premises.

If you have sold or transferred all your Offer Shares, you need not forward this Offer Document and the FAA to the purchaser or transferee (the "Purchaser") as arrangements will be made by CDP for a separate Offer Document and FAA to be issued to the Purchaser. Purchasers should note that CDP will, on behalf of the Offeror, send a copy of this Offer Document and the FAA by ordinary post at the Purchasers' own risk to their respective addresses as they appear in the records of CDP.

You can accept the Offer and select **<u>either</u>** the Share Alternative **<u>or</u>** the Cash Alternative, but **<u>not</u>** a combination thereof.

If you wish to accept the Offer, you must insert in **Part A** of the FAA the number of Offer Shares in respect of which the Offer is accepted, which should not exceed the number of Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the date of receipt by CDP, on behalf of the Offeror, of the FAA **<u>provided always</u>** that such date of receipt must fall on or before the Closing Date (the "Date of Receipt").

Except as expressly provided below, if the number of Offer Shares inserted by you in Part A of the FAA are for both the Cash Alternative and the Share Alternative, then you shall be deemed to have elected solely for the Cash Alternative, in respect of the total number of Offer Shares inserted by you in Part A of the FAA, or the number of Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt, whichever is the lesser.

If the number of Offer Shares in respect of which the Offer is accepted, as inserted by you in Part A of the FAA, exceeds the number of Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt, then you shall be deemed to have accepted solely the Cash Alternative or solely the Share Alternative (as elected by you) in respect of the number of Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt.

If no number of Offer Shares is inserted by you in Part A of the FAA, then you shall be deemed to have accepted the Cash Alternative in respect of all the Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt.

We understand that CDP will, upon receipt on behalf of the Offeror of the FAA and all other relevant documents, transfer the Offer Shares in respect of which you have accepted the Offer from the "Free Balance" of your Securities Account to a suspense account pending your receipt of the consideration for the Offer Shares.

(ii) *Depositors whose Securities Accounts will be credited with Offer Shares*

If you purchase Offer Shares on the SGX-ST and such Offer Shares are in the process of being credited to the "Free Balance" of your Securities Account, you must, if you wish to accept the Offer, submit the relevant original "bought" contract statement(s), validly issued by a member company of the SGX-ST in your name in respect of your purchase of such Offer Shares, accompanied by the FAA (which may be obtained from The Central Depository (Pte) Limited at 4 Shenton Way, #02-01, SGX Centre 2, Singapore 068807), duly completed and signed, to the relevant address specified in paragraph 1(a)(i) of this Appendix VI.

You must insert in **Part B** of the FAA the number of Offer Shares in respect of which the Offer is accepted, which should not exceed the number of Offer Shares represented by the relevant original contract statement(s) in respect of which the Offer is accepted. If the FAA is received by CDP without such contract statement(s), then you shall be deemed to have accepted the Offer in respect of all the Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt.

If the number of Offer Shares inserted by you in Part B of the FAA are for both the Cash Alternative and the Share Alternative, then you shall be deemed to have elected solely for the Cash Alternative, in respect of the total number of Offer Shares inserted by you in Part B of the FAA, or the number of Offer Shares represented by the relevant original contract statement(s), whichever is the lesser.

If the number of Offer Shares in respect of which the Offer is accepted, as inserted by you in Part B of the FAA, exceeds the number of Offer Shares represented by the relevant original contract statement(s), then you shall be deemed to have accepted solely the Cash Alternative or solely the Share Alternative (as elected by you) in respect of the number of Offer Shares represented by the relevant original contract statement(s).

If no number of Offer Shares is inserted by you in Part B of the FAA, then you shall be deemed to have accepted the Cash Alternative in respect of all the Offer Shares represented by the relevant original contract statement(s).

Your acceptance of the Offer as aforesaid will constitute an unconditional and irrevocable undertaking and agreement by you to procure that the "Free Balance" of your Securities Account will be credited with the relevant number of such Offer Shares within five Market Days of the date of the relevant original contract statement(s). If by 5.00 p.m. on the fifth Market Day following the date of the relevant original contract statement(s), the "Free Balance" of your Securities Account is not credited with, or is credited with fewer than, the relevant number of Offer Shares as aforesaid, then your acceptance of the Offer shall be deemed to be only in respect of such number of Offer Shares as may be standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the fifth Market Day following the date of the relevant original contract statement(s), provided that your acceptance of the Offer shall not in any event be deemed to exceed the number of Offer Shares inserted in **Part B** of the relevant FAA or, if no such number is inserted, the number of Offer Shares represented by the relevant original contract statement(s).

If, upon receipt by CDP, on behalf of the Offeror, of the relevant FAA and the relevant original contract statement(s) and other relevant documents, it is established that the Offer Shares represented by the relevant original contract statement(s) will not be credited or are not in the process of being credited to the "Free Balance" of your Securities Account (as, for example, where you are selling or have sold such Offer Shares), then your acceptance is liable to be rejected and neither CDP, DBS Bank nor the Offeror accepts any responsibility or liability in relation to such a rejection, including the consequences thereof.

(iii) *Depositors whose Securities Accounts are and will be credited with Offer Shares*

If you already have Offer Shares standing to the credit of the "Free Balance" of your Securities Account, **and** if you have also purchased additional Offer Shares on the SGX-ST that are in the process of being credited to your Securities Account, you may accept the Offer in respect of both the Offer Shares standing to the credit of the "Free Balance" of your Securities Account as well as the additional Offer Shares purchased which are in the process of being credited to your Securities Account. In such case, you must select the same alternative i.e. **either** the Share Alternative **or** the Cash Alternative, but **not** a combination thereof, for both **Part A** and **Part B** of the FAA.

If the number of Offer Shares inserted by you in Part A and Part B of the FAA are for both the Cash Alternative and the Share Alternative, or a combination thereof, then you shall be deemed to have elected solely for the Cash Alternative, in respect of the aggregate number of Offer Shares inserted by you in Part A and Part B of the FAA, or the aggregate number of Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt and represented by the relevant original contract statement(s), whichever is the lesser.

If you intend to accept the Offer only under one part of the FAA, for example, Part A, please indicate nil acceptance under the other part of the FAA i.e., Part B.

Subject to the foregoing, the provisions set out in paragraphs 1(a)(i) and 1(a)(ii) above in respect of Offer Shares standing to the credit of the "Free Balance" of your Securities Account as at 5.00 p.m. on the Date of Receipt, and the Offer Shares which are in the process of being credited to your Securities Account, respectively, shall apply *mutatis mutandis* to your acceptance(s).

(iv) *General*

You should note that for the purpose of the acceptances referred to above, you may submit the original contract statement(s) in respect of the Offer Shares purchased on the SGX-ST, provided that the "Free Balance" of your Securities Account is credited with the relevant number of Offer Shares within five Market Days of the date of the relevant original contract statement(s).

For reasons of confidentiality, CDP will not entertain telephone enquiries relating to the number of Offer Shares credited to your Securities Account. You may verify the number of Offer Shares credited to your Securities Account by e-mail, if you have registered for the CDP e-mail service. Alternatively, you may call personally at CDP with your identity card or passport to verify the number of Offer Shares credited to your Securities Account.

It is your responsibility to ensure that the FAA is properly completed in all respects. The Offeror will be entitled to reject any acceptance which does not comply with the provisions and instructions contained herein and in the FAA, or which is otherwise incomplete, incorrect or invalid in any respect. Any decision to reject the FAA on the grounds that it has been incorrectly or incompletely signed, completed or submitted will be final and binding, and neither CDP, DBS Bank nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's holding companies) accepts any responsibility or liability in relation to such a decision, including the consequences thereof.

Except as specifically provided for in paragraph 2(d) of this Offer Document and paragraphs 1 and 4 of this Appendix VI, acceptance of the Offer is irrevocable.

All communications, notices, documents and remittances to be delivered or sent to you will be sent by ordinary post to your address as it appears in the records of CDP, at your own risk.

(b) **Procedure for acceptance by Shareholders who hold Offer Shares which are not deposited with CDP**

If you hold Offer Shares which are not deposited with CDP, you are entitled to receive this Offer Document together with a FAT. If you wish to accept the Offer, you should complete and sign the accompanying FAT in accordance with the provisions and instructions of this Offer Document, including the provisions and instructions printed on the FAT (which provisions and instructions shall be deemed to form part of the terms of the Offer) and forward either by hand or by post, at your own risk, the duly completed and signed FAT, together with the relevant share certificate(s), other document(s) of title and/or any other relevant document(s) required by the Offeror, in the enclosed pre-addressed envelope to:-

City Developments Limited
c/o M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906

so as to arrive <u>not later than</u> 3.30 p.m. on the Closing Date.

No acknowledgement of receipt of any FAT, share certificate(s), other document(s) of title, transfer form(s) and/or any other relevant document(s) required by the Offeror will be given.

You can accept the Offer and select **either** the Share Alternative **or** the Cash Alternative, but **not** a combination thereof.

If you wish to accept the Offer, you must specify on page 1 of the FAT the number of Offer Shares in respect of your acceptance of either the Cash Alternative or Share Alternative.

If the number of Offer Shares inserted by you on page 1 of the FAT are for both the Cash Alternative and the Share Alternative, then you shall be deemed to have elected solely for the Cash Alternative, in respect of the total number of Offer Shares inserted by you on page 1 of the FAT, or the aggregate number of Offer Shares represented by share certificates and/or other document(s) of title accompanying the FAT, whichever is the lesser.

If the number of Offer Shares in respect of which the Offer is accepted, as inserted by you in the FAT, exceeds the aggregate number of Offer Shares represented by share certificates and/or other document(s) of title accompanying the FAT, then you shall be deemed to have accepted solely the Cash Alternative or solely the Share Alternative (as elected by you) in respect of the aggregate number of Offer Shares represented by the share certificates and/or other document(s) of title accompanying the FAT.

If you do not specify in the FAT the number of Offer Shares in respect of which the Offer is accepted, then you shall be deemed to have accepted the Cash Alternative in respect of the aggregate number of Offer Shares represented by share certificates and/or other document(s) of title accompanying the FAT.

It is your responsibility to ensure that the FAT is properly completed in all respects. The Offeror will be entitled to reject any acceptance which does not comply with the provisions and instructions contained herein and in the FAT, or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title and/or any other relevant document(s) required by the Offeror, or which is otherwise incomplete, incorrect or invalid in any respect. Any decision to reject the FAT on the grounds that it has been incorrectly or incompletely signed, completed or submitted will be final and binding, and neither DBS Bank nor the Offeror (nor, for the avoidance of doubt, any of the Offeror's holding companies) accepts any responsibility or liability in relation to such a decision, including the consequences thereof.

If your Offer Shares are not registered with the Company in your own name, you must send in the relevant share certificate(s) and/or other document(s) of title and/or other relevant documents required by the Offeror, together with a duly completed and signed FAT accompanied by transfer form(s), duly completed and executed by the person registered with the Company as the holder of the Offer Shares and stamped, with the particulars of the transferee left blank (to be completed by the Offeror or a person authorised by it).

Except as specifically provided for in paragraph 2(d) of this Offer Document, and paragraphs 1 and 4 of this Appendix VI, acceptance of the Offer is irrevocable.

All communications, notices, certificates, documents and remittances to be delivered or sent to you will be sent to you (or your designated agent or, in the case of joint accepting Shareholders who have not designated any agent, to the one first named in the Register of Members of the Company) by ordinary post to your address as it appears in the Register of Members of the Company at your own risk (or, for the purpose of remittances only, to such different name and address as may be specified by you in the FAT and at your own risk).

(c) **Other relevant information relating to procedures for acceptance**

If you hold the share certificate(s) of some of the Offer Shares beneficially owned by you and if you have deposited the rest of the Offer Shares beneficially owned by you with the CDP, you are required to complete a FAT in respect of the Offer Shares represented by share certificate(s) and a FAA in respect of the Offer Shares which are deposited with CDP, if you wish to accept the Offer in respect of all such Offer Shares. Both the FAT and the FAA must be completed and accompanied by the relevant documents and sent to the Offeror in accordance with the respective procedures for acceptance set out in paragraphs 1(a) and (b) of this Appendix VI.

If you hold the share certificate(s) of the Offer Shares beneficially owned by you and you wish to accept the Offer in respect of such Offer Shares, you **should not** deposit the share certificate(s) with CDP during the period commencing on the date of this Offer Document and ending on the Closing Date (both dates inclusive), as your Securities Account may not be credited with the relevant number of Offer Shares in time for you to accept the Offer.

Delivery of the duly completed and signed FAA and/or FAT to the Offeror and/or CDP shall be conclusive evidence in favour of the Offeror and CDP of the right and title of the person signing it to deal with the same and with the Offer Shares to which it relates.

2. Settlement

(a) Depositors whose Securities Accounts are or will be credited with Offer Shares

Subject to the receipt by the Offeror from accepting Shareholders of all relevant documents required by the Offeror which are complete in all respects and in accordance with the instructions given in this Offer Document and the FAA (including, without limitation, confirmation satisfactory to the Offeror that the relevant number of Offer Shares tendered by the accepting Shareholders in acceptance of the Offer are standing to the credit of the "Free Balance" of their respective Securities Accounts at the relevant time), the Offeror will arrange for the following to be sent to CDP:-

(i) remittances for the appropriate amounts in respect of the Cash Alternative (if the accepting Shareholders elect the Cash Alternative); or

(ii) share certificates in respect of the appropriate number of New CDL Shares (if the accepting Shareholders elect the Share Alternative) to be registered in the name of CDP,

as the case may be.

CDP will debit the respective Securities Accounts of the accepting Shareholders with the number of Offer Shares tendered by them in acceptance of the Offer and will despatch such remittances by ordinary post to the accepting Shareholders at their own risk, or credit those Securities Accounts with the appropriate number of New CDL Shares, as the case may be, within 21 days of receipt of acceptances of the Offer which are complete in all respects and are received by the Closing Date.

CDP will send by ordinary post to the accepting Shareholders at their respective addresses as they appear in the records of CDP, and at their own risk, notification letters showing the number of TRL Shares which have been debited against their respective Securities Accounts and, where applicable, the number of New CDL Shares which have been credited to those Securities Accounts.

(b) Shareholders who hold Offer Shares which are not deposited with CDP

Subject to the receipt by the Offeror from accepting Shareholders of all relevant documents required by the Offeror which are complete in all respects and in accordance with the instructions given in this Offer Document and the FAT (including, without limitation, the share certificates relating to the Offer Shares tendered by accepting Shareholders in acceptance of the Offer):-

(i) remittances for the appropriate amounts in respect of the Cash Alternative (if the accepting Shareholders elect the Cash Alternative); or

(ii) share certificates in respect of the appropriate number of New CDL Shares (if the accepting Shareholders select the Share Alternative),

as the case may be, will be despatched to the accepting Shareholders (or their designated agents, as they may direct) by ordinary post and at their own risk, at their respective addresses as they appear in the Register of Members of the Company (or to such names and addresses as may be specified by the accepting Shareholders in the FAT), within 21 days of receipt of acceptances of the Offer which are complete in all respects and are received by the Closing Date.

3. Announcements

(a) By 8.00 a.m. on the Market Day (the "Relevant Day") immediately after the day on which the Offer is due to expire or is revised or extended (if applicable), the Offeror will announce and simultaneously inform the SGX-ST of the total number of TRL Shares (as nearly as practicable):-

(i) for which valid acceptances of the Offer have been received;

(ii) held by the Offeror, and any of its Concert Parties before the Offer period (as defined in the Code); and

(iii) acquired or agreed to be acquired by the Offeror, and any of its Concert Parties during the Offer period (as so defined),

and will specify the percentage of the issued share capital of the Company represented by such numbers.

(b) Under Rule 28.2 of the Code, if the Offeror is unable, within the time limit, to comply with paragraph 3(a) of this Appendix VI, the SIC will consider requesting the SGX-ST to suspend dealings in the TRL Shares and, where appropriate, CDL Shares until the relevant information is given.

(c) In this Offer Document, references to the making of any announcement or the giving of notice by the Offeror include the release of an announcement by DBS Bank or advertising agents for and on behalf of the Offeror, to the press or the delivery of or transmission by telephone, facsimile, MASNET or otherwise of an announcement to the SGX-ST. An announcement made otherwise than to the SGX-ST shall be notified simultaneously to the SGX-ST.

(d) In computing the number of the Offer Shares represented by acceptances, the Offeror will at the time of making an announcement take into account: (i) acceptances which are valid in all respects; and (ii) acceptances which are duly completed and accompanied by original "bought" contract statements, validly issued by a member company of the SGX-ST in the name of the accepting Shareholder in respect of the purchase by the accepting Shareholder of the Offer Shares which are deposited with CDP (subject to the "Free Balance" of the Securities Account with CDP of the accepting Shareholder being credited with the relevant number of such Offer Shares within five Market Days of the date of the relevant original contract statement(s)).

4. Right of Withdrawal

Subject to paragraph 2(d) of this Offer Document, paragraphs 1 and 4 of this Appendix VI and Rule 29 of the Code, acceptances of the Offer shall be irrevocable.

If the Offeror fails to comply with any of the other requirements set out in paragraph 3 of this Appendix VI by 3.30 p.m. on the Relevant Day, then immediately thereafter, any Shareholder accepting the Offer will be entitled to withdraw his acceptance by written notice to the Offeror at its registered office (such notice to be signed by the accepting Shareholder or his agent duly appointed in writing and evidence of whose appointment is produced in a form satisfactory to the Offeror within the said notice). This right of withdrawal may be terminated not less than eight days after the Relevant Day by the Offeror complying with paragraph 3 of this Appendix VI.